UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4

to

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) and (g) of the Securities Exchange Act of 1934

AMG OIL LTD.
(Name of Small Business Issuer in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

NA
(I.R.S. Employer Identification No.)

Suite 1400, 700 – 4th Avenue
Calgary, Alberta
Canada
T2P-3J4

(Address of Principal Executive Offices)

Issuer’s telephone number, including area code: (403) 531-9718

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock
(Title of class)

PART I

ITEM 1.      DESCRIPTION OF BUSINESS.

GLOSSARY OF INDUSTRY TERMS

Currency and Measurement

All currency amounts in this Amendment No. 3 to Form 10-SB are stated in United States dollars unless otherwise indicated.

Metric and Imperial Units

Conversion from metric units into imperial equivalents is as follows:

Metric Units	Imperial Units

hectare	2.471 acres
meter (m)	3.281 feet
kilometer (km)	0.621 miles (3,281 feet)

Geologic Time

Number of Years
Name of Era	Name of Period	before Present (Millions)

Quaternary	Holocene	0 to 0.4
	Pleistocene	0.4 to 1.8
Tertiary	Pliocene	1.8 to 5.0
	Miocene	5.0 to 24
	Oligocene	24 to 38
	Eocene	38 to 56
	Paleocene	56 to 66
Mesozoic	Cretaceous	66 to 140
	Jurassic	140 to 200
	Triassic	200 to 250
Paleozoic	Permian	250 to 290
	Carboniferous	290 to 365
	Devonian	365 to 405
	Silurian	405 to 425
	Ordovician	425 to 500
	Cambrian	500 to 570
Precambrian	Precambrian	>570

Other Geological Expressions

“Anticline” is a geologic structure in which the sedimentary strata are folded to form an arch or dome.

“Appraisal Well” is a well drilled after an existing discovery well to determine the extent of the resources of the field.

“Basin” is a segment of the crust of the Earth in which thick layers of sediments have accumulated over a long period of time.

“Condensate” refers to hydrocarbons associated with natural gas which are liquid under surface conditions but gaseous in a reservoir before extraction.

“Depletion” is the reduction in petroleum reserves due to production.

“Development” refers to the phase in which a proven oil or gas field is brought into production by drilling and completing production wells and the wells, in most cases, are connected to the petroleum gathering system.

“Discovery” is the location by drilling of a well of an accumulation of gas, condensate or oil reserves, the size of which may be estimated but not precisely quantified and which may or may not be commercially economic, depending on a number of factors.

“Dry Hole” is a well drilled without finding commercially economic quantities of hydrocarbons.

“Exploration Well” is a well drilled in a prospect without knowledge of the underlying sedimentary rock or the contents of the underlying rock.

“Farm In” or “Farm Out” refers to a common form of agreement between or among petroleum companies where the holder of the petroleum interest agrees to assign all or part of an interest in the ownership to another party that is willing to fund agreed exploration activities which may be more or less than the proportionate interest assigned to such other party.

“Fault” is a fracture in a rock or rock formation along which there has been an observable amount of displacement.

“Field” is an area that is producing, or has been proven to be capable of producing, hydrocarbons.

“Formation” is a reference to a group of rocks of the same age extending over a substantial area of a basin.

“Frontier Exploration” is exploration in an area that has seen little previous exploration but offers the potential for the discovery of large reserves of hydrocarbons.

“Geology” is the science relating to the history and development of the Earth.

“Hydrocarbon” is the general term for oil, gas, condensate and other petroleum products.

“Lead” is an inferred geological feature or structural pattern which on further investigation may be upgraded to a prospect.

“Participating Interest” or “Working Interest” is an equity interest, compared with a roya lty interest, in an oil and gas property whereby the participating interest holder pays its proportionate or agreed percentage share of development and operating costs and receives its proportionate share of the proceeds of hydrocarbon sales after deduction of royalties due on gross income.

“Pay Zone” is the stratum or strata of sedimentary rock in which oil or gas is found.

“Permit” or “License” is an area that is granted for a prescribed period of time for exploration, development or production under specific contractual or legislative conditions.

“Pipeline” is a system of interconnected pipes that gather and transport hydrocarbons from a well or field to a processing plant or to a facility that is built to take the hydrocarbons for further transport, such as a gas liquefaction plant.

“Play” is a combination of geologic features that have the potential for the accumulation of hydrocarbons.

“Prospect” is a potential hydrocarbon trap which has been confirmed by geological and geophysical studies to warrant the drilling of an exploration well.

“Reservoir” is a porous and permeable sedimentary rock formation containing adequate pore space in the rock to provide storage space for oil, gas or water.

“Royalty” is the entitlement to a stated or determinable percentage of the proceeds received from the sale of hydrocarbons calculated as prescribed in applicable legislation or in the agreement reserving the royalty to the owner of the royalty.

“Seal” is an impervious sedimentary rock formation overlying a reservoir that prevents the further migration of hydrocarbons.

“Seep” is the natural flow of oil or gas to the Earth’s surface from a formation or through cracks and faults indicating that a formation containing hydrocarbons may be located somewhere nearby.

“Seismic” refers to a geophysical technique using low frequency sound waves to determine the subsurface structure of sedimentary rocks.

“Show” is the detectable presence of hydrocarbons during the drilling of a well.

“Source Rock” is sedimentary rock, usually fine-grained shale rich in organic matter, the geologic conditions, including conditions of temperature, pressure and time, and history of which is favourable for the formation of hydrocarbons.

“Top Seal” is a rock formation through which hydrocarbons cannot move which lies above a trap and below which hydrocarbons accumulate to form a pool.

“Trap” is a geological structure in which hydrocarbons build up to form an oil, condensate or gas field.

THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS REGARDING EVENTS AND FINANCIAL TRENDS WHICH MAY AFFECT THE REGISTRANT’S FUTURE OPERATING RESULTS AND FINANCIAL POSITION. SUCH STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE REGISTRANT’S ACTUAL RESULTS AND FINANCIAL POSITION TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, LACK OF REVENUES, COMPETITION, NEED FOR ADDITIONAL CAPITAL, RISKS ASSOCIATED WITH EXPLORING, DEVELOPING, AND OPERATING AN OIL AND NATURAL GAS FIELD, AND FLUCTUATIONS IN THE MARKET FOR OIL AND NATURAL GAS.

BUSINESS DEVELOPMENT

AMG Oil Ltd. (the “Registrant”), a junior natural resource company engaged in the acquisition and exploration of mineralized properties, was incorporated on February 20, 1997 under the name “Trans New Zealand Oil Company” by filing its Articles of Incorporation with the Secretary of State of Nevada. The Registrant changed its name to AMG Oil Ltd. on July 27, 1998. The Registrant’s fiscal year end is September 30.

The Registrant’s operations are conducted through its wholly-owned subsidiary, AMG Oil (NZ) Limited (the “NZ Subsidiary”) and an exploration office in Wellington, New Zealand maintained by Indo-Pacific Energy Ltd., the operator of Petroleum Exploration Permit 38256 (“PEP 38256” or the “Permit”), further described below. The Registrant intends to participate in the exploration and, where warranted, development of its property and to investigate and to acquire interests in other oil and gas properties in the Austral-Pacific region.

Shares of Common Stock of the Registrant became quoted through the facilities of the Over-the-Counter Bulletin Board (“OTC BB”), United States, on May 19, 1997, where its shares continued to be quoted through that facility under the symbol “AMGO” until August 1, 1999. On August 1, 1999, the Registrant’s shares discontinued from trading on the OTC BB due to the Registrant’s failure to become a “Reporting Issuer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Since August 1, 1999, the Registrant’s shares have been quoted on the “Pink Sheets”, operated by the National Quotation Bureau, under the symbol “AMGO”.

At February 10, 2002, the authorized capital of the Registrant was 100,000,000 shares of Common Stock, par value $0.00001 per share, of which 19,600,000 shares of Common Stock were issued and outstanding.

BUSINESS OF THE ISSUER

The Registrant is a Calgary, Alberta, Canadian based oil and gas exploration company with a participating interest in PEP 38256, a hydrocarbon exploration permit for and area located on the South Island of New Zealand. PEP 38256 was previously divided into two areas: (a) the North Area which contains the Arcadia Prospect and (b) the South Area which contains the Ealing Prospect (collectively, “PEP 38256” or the “Permit”), however after the Company and the other joint venture partners drilled unsuccessfully, both the Arcadia Prospect and Ealing Prospect, certain joint venture partners reorganized their equity interests in the Permit to combine both the North and the South areas into one area to streamline the Permit operations area. The permit ownership interests of the Registrant and its joint venture partners in these two areas is the following:

Company
AMG Oil Ltd	52.5%
Indo-Pacific Energy Ltd	20%
Magellan Petroleum Australia Limited	7.5%
Durum Cons. Energy Corp	10%
Orion Exploration Ltd	10%

The assessment of the potential of this property to contain petroleum reserves involves, among other things, a consideration of discoveries made by third parties on properties adjacent to, or, depending on circumstances, in the area covered by the Permit. Geological conditions are, however, unpredictable. The discovery of reserves on properties adjacent to, or in the area of, properties of the Registrant is no assurance that commercially recoverable reserves of oil and gas will be discovered in the area covered by the Permit.

The Registrant has received no revenue from oil & gas operations to date, is in a start-up phase with its existing assets and has no significant assets, tangible or intangible, other than the opportunities for its interest in PEP 38256 disclosed herein. The Registrant has no history of earnings and there is no assurance that the business of the Registrant will be profitable. As at the end of the Registrant’s fiscal year dated September 30, 2001, the Registrant has an accumulated deficit of $2,263,665 and the Registrant is expected to continue incurring operating losses and accumulating deficits in future periods. The Registrant has no significant future obligations with respect to PEP 38256.

The Registrant proposes to raise additional financing through the sale of equity securities during the next fiscal year, although there can be no assurance that such funding will be available. In the event that future equity financing cannot be raised or negotiations for joint venture funding are not successful, the Registrant’s activities may be curtailed and this may adversely affect the Registrant’s ability to carry out the required level of expenditures to earn a larger equity interest in the Permit or ultimately to maintain its concession in good standing under the laws of New Zealand (as explained below) or both.

None of the Registrant’s current officers are employed directly by the Registrant, and all officers devote less than 20% of their time to the Registrant’s business. All of the Registrant’s officers and directors devote a significant amount of their time to other interests or competing businesses, which may conflict with the operations and business of the Registrant.

There is no assurance that the Registrant will earn revenue, operate profitably or provide a return on investment to its security holders. The Registrant’s activitie s to date have consisted primarily of efforts to raise funds, acquire an interest in PEP 38256, currently its sole exploration permit, conduct preliminary seismic and geological studies over the Permit and participate in drilling the Ealing-1 and Arcadia -1 exploration wells which occurred in the fall of 2000. Neither of these exploration wells discovered hydrocarbons. Both wells were fully logged, in accordance with good oil field practice, and neither electric nor mud log data showed any evidence for the presence of producible hydrocarbons in either well, nor were any visible oil shows observed in rock cuttings samples; and both wells were, therefore, plugged and abandoned as dry holes. As currently structured, the Registrant intends to derive all of its revenue from a discovery of commercial quantities of hydrocarbons in PEP 38256. By drilling the two exploration wells, and subsequently conducting a review of the remaining exploration prospectivity of the permit area, the Registrant and its joint venture partners have met all the work obligations for the first five year term of the Permit, under which the Permit was granted by the government of New Zealand. The Registrant and its joint venture partners have evaluated the information gained from drilling the Arcadia -1 and Ealing-1 exploration wells, and linked this to the existing seismic and geological data base, and have also reprocessed selected seismic lines to highlight their seismostratigraphic character and their amplitude versus offset characteristic s, in order to determine what, if any, future exploration programs should be conducted on the Permit. This work has indicated that the best remaining exploration potential is in the Rakaia Trough area, remote from either of these two wells. To develop this exploration potential to the point where drilling might be considered in the future, it will be necessary to acquire additional seismic data in this area. The Registrant and its joint venture partners have yet to decide whether or not to acquire such seismic data.

Should the Registrant and its joint venture partners decide that future exploration is warranted, a critical part of the Registrant’s business plan will require it to fund its share of future seismic and drilling exploratory costs. There can be no assurance that the Registrant will be able to successfully raise the capital required, when required, to meet its proportionate costs, or that it will be successful in discovering commercial quantities of hydrocarbons, or that it will have access to funds to develop a successful discovery without significant dilution or cost to the Registrant’s stockholders.

WE MAY BE UNABLE TO CONTINUE AS A GOING CONCERN.

The Registrant’s auditors have expressed considerable doubt as to the Registrant’s ability to continue as a going concern. The Registrant will be unable to continue as a going concern if it is unable to earn sufficient revenues from its operations or to raise additional capital through debt or equity financings to meet our working capital and join t venture capital contribution obligations. At December 31, 2001, we had working capital of $233,742. Currently, the Registrant’s management is unable to determine the future capital necessary to carry out a work program, after August 25, 2002 when the first work program on PEP 38256 expires. If the Registrant does not raise the capital required to carry out a work program after August 2002, it will be unable to continue as a going concern and you may lose your entire investment.

NEW ZEALAND PETROLEUM EXPLORATION PERMITS

Under the New Zealand Crown Minerals Act of 1991 (“CMA”), an exploration permit, such as PEP 38256, grants the right to explore for hydrocarbons for a term of five years and may be extended for up to a further five years over half its area on conditions the Minister of Economic Development, in its sole discretion, considers appropriate. If the Registrant and its permit partners (collectively referred to as the “Holder”) discover a deposit or occurrence of petroleum, and satisfies the Minister that the results of exploration justify granting a production permit, the Holder may, on application before the expiry of the exploration permit, obtain a production permit for up to 40 years for such part of the land as the deposit or occurrence relates to. Changes to the conditions prescribed in a permit may be made by application to the Minister, provided the Holder is in substantial compliance with the conditions of the Permit. The Holder is presently in compliance with the permit conditions.

PEP 38256 was originally granted on August 25, 1997. The exploration permit was issued for a term of five years. The Holder was required to relinquish 50% of the permit area at the end of three years, on August 25, 2000. This relinquishment has been made and approved by the Minister of Economic Development.

The Holder is required to complete a work program approved by the Ministry of Economic Development as the delegated regulatory agency, as disclosed herein, to maintain the permit in good standing.

The Permit terms consist of three schedules, which define the permit area, work program and milestones, and the royalties payable to the New Zealand government upon commercial discovery. PEP 38256 originally encompasses an area of 11,183 square kilometers (approximately 2,800,000 acres) on the east coast of the South Island of New Zealand. The activities under the work program must be completed prior to the dates specified in the second schedule in order to maintain the Permit in good standing.

Non-complia nce with any items of the work program obligation may result in revocation of the Permit in the sole discretion of the Ministry of Economic Development as the relevant regulatory agency and authority charged with administering all permits to explore the Crown’s mineral estate. Before such a revocation occurs, however, the Minister of Economic Development must first issue a notice of default to the Holder and the Holder has 60 days to cure the default. The Registrant and its permit partners have satisfied all of the obligations of the first five year term of the permit work program, to August 25, 2002 by drilling the Ealing-1 and Arcadia -1 exploration wells and have been recognized by the Minister of Economic Development as being in good standing until August 25, 2002. A work program which will maintain the permit in good standing for the first 18 months of the second fiveyear term of the permit (i.e., until February 25, 2004) has now been accepted and approved by the Ministry of Economic Development. This program consists of reprocessing of 30 km of existing seismic data, acquisition of magnetotelluric data in the vicinity of the Rakaia Trough and fluid inclusion analysis on cuttings samples from the Ealing-1 well. All parties to the PEP 38256 joint venture, including the Registrant, have committed to carry out this work within the specified period. These work items are budgeted to cost no more than $100,000 (Registrant 52.5% share). Following a 50% surrender of acreage, the retained area of PEP 38256 throughout the second five year term commencing August 25, 2002 amounts to 2,794 sq km (690,000 acres), including the Rakaia Trough. The Registrant and its partners will be required, prior to February 2004, to complete this program of work and put forward for consideration by the Ministry of Economic Development a proposed program of work for the remainder of the second five year term following February 25, 2004, else relinquish the permit at that time. This future program of work would most probably include additional seismic acquisition, leading to commitment to drilling a well. There can be no assurance that the Registrant would be able to meet the financial obligations of such seismic acquisition and drilling obligations; and\, therefore, that the Registrant would be able to participate in future drilling.

A holder may also apply for an extension of time with respect to any of the second schedule requirements, but the Minister of Economic Development will generally only consider delays related to local government environmental reviews and insurmountable logistics problems, such as the non-availability of a suitable rig to drill at the required time.

The Permit’s third schedule specifies royalties payable to the New Zealand government under the Crown Minerals Program for Petroleum of 1995. When an exploration permit is exchanged for a production permit upon a commercial discovery, the Holder is obligated to pay royalties at the higher of 5% of net sales revenues or 20% of accounting profits. The 5% royalty on net sales is payable within 30 days of the calendar quarter end. Net sales are calculated as gross sales plus hydrocarbons produced but not yet sold, less transportation, storage costs and certain other adjustments to sales. The comparison of the 5% royalty to the 20% accounting profits is calculated on an annual basis and payable 90 days subsequent to the end of the calendar year. Accounting profits is defined as the excess of net sales revenues over the total of allowable deductions. Allowable deductions are the sum of the following costs incurred in the current year less any capital proceeds received during the year:

  Production costs
  Capital costs (exploration and development costs, permit acquisition costs and feasibility costs)
  Indirect costs
  Abandonment costs
  Operating and capital overhead allowances
  Operating losses and capital costs carried forward to future reporting periods
  Abandonment costs carried back to prior reporting periods

NEW ZEALAND ENVIRONMENTAL REGULATION

The Registrant’s interest in PEP38256 is governed under the Resource Management Act of 1991, (“RMA”) which applies to lands and waters within twelve miles of coastal areas. The RMA controls users of natural and physical resources, with a view to managing resource usage in ways that will not compromise future utilization. The RMA places the emphasis on the assessment of the proposed activities’ impact on the environment and sustainable management of the environment.

Under the RMA, regional and district councils govern resource management. Regional and district councils have each established their own rules and standards for environmental assessments and required degrees of consultation. These rules may limit industries to designated areas or stipulate terms related to land use or development of a natural resource, depending on the environmental or social effects. Applications, such as the Registrant’s application to drill within PEP38256, may require public notice and allow public involvement in the assessment process. Adverse decisions made by a regional or district council may be appealed to the Environmental Court.

RISK FACTORS

The Registrant’s Common Stock must be considered a speculative purchase due to a number of factors. Readers should carefully consider the risks described below before deciding whether to purchase the Registrant’s Common Stock. If the Registrant does not successfully avoid any of the risks described below, there could be a material adverse effect on the Registrant’s business, financial condition or results of operations, and the trading price of the Registrant’s common stock may decline and investors may lose all or part of their investment. The Registrant cannot assure any shareholder that it will successfully address these risks.

  The Registrant has a limited history of operations and its management spends little time on the business of the Registrant, which makes the Registrant’s business prospects difficult to evaluate.

  The Registrant has a limited history of operations and the management of the Registrant and the growth of the Registrant’s business depends on the continued involvement of Mr. Bennett and Mr. Cameron Fink who may not be easily replaced if either of them should leave the Registrant. The Registrant does not have employment agreements in place with Mr. Bennett or Mr. Fink nor does the Registrant carry key-person insurance for Mr. Bennett or Mr. Fink. Mr. Bennett has other business interests which results in him devoting, approximately 85% of his time to such other interests while the remaining 15% of his time is devoted to the business of the Registrant. Mr. Fink has other business interests which results in him devoting approximately 90% of his time to such other interests while the remaining 10% of his time is devoted to the business of the Registrant.

  We may be unable to continue as a going concern.

  In light of the risks described in this section and other factors, the Registrant’s auditors have expressed considerable doubt as to the Registrant’s ability to continue as a going concern. The Registrant will be unable to continue as a going concern if it is unable to earn sufficient revenues from its operations or to raise additional capital through debt or equity financings to meet our working capital and joint venture capital contribution obligations. At December 31, 2001, we had working capital of $233,742. The Registrant presently has sufficient funds to finance its 52.5% share of the obligatory work program until February 25, 2004, but the Registrant’s management is unable to determine the future capital necessary to carry out a work program after February 25, 2004. If the Registrant does not raise the capital required to carry out a work program after February 2004, it will be unable to continue as a going concern and you may lose your entire investment.

  The Registrant has limited financial resources and will have to raise additional funds to sustain, continue and expand its business.

  At the end of the Registrant’s last completed fiscal year, dated September 30, 2001, the Registrant, after paying its share of the drilling costs of the Ealing-1 and Arcadia -1 wells, had $263,272 in working capital. The Registrant’s required future expenditures for the period up to February 28, 2004 are approximately $100,000 and relate to the valuation of the permit area following the drilling of the Ealing-1 and Arcadia -1 wells plus accounting, legal and administrative costs. The Registrant and its permit partners have satisfied the five-year obligations under which the permit was granted by completing the Ealing-1 and Arcadia -1 explorations wells. The Registrant and its permit partners have now committed to a program of work which will maintain the permit in good standing until February 25, 2004 which is budgeted at no more than $100,000 ( Registrant’s share 52.5%).. As the work program subsequent to February 25, 2004 until expiration of the Permit in August 2007 has yet to be negotiated with the Government of New Zealand, the capital necessary to carry out that work program cannot be determined at this time. However, the Registrant considers it probable that any such work program will require an amount of capital that exceeds the Registrant’s current working capital. It is therefore likely that the Registrant currently does not have sufficient capital to satisfy the expected expenditures, has no revenues and will rely principally on the issuance of common shares to raise funds to finance the expenditures that are expected to be incurred beyond December 31, 2002. There is no assurance that market condit ions will continue to permit the Registrant to raise funds when required, and any additional equity financing could be dilutive to existing shareholders of the Registrant. Should the Registrant fail to raise additional funds, the Registrant will be unable to carry out its plan of operations and will be forced to abandon all activities surrounding PEP 38256, the Registrant sole property interest.

  The failure of the Registrant to satisfy prescribed permit or license terms or conditions would be extremely detrimental to the Registrant’s business.

  Varying circumstances, including but not limited to, an insufficiency of financial resources available to the Registrant to pay for the work required by the permit terms and conditions as outlined above or, the inability of the Registrant to secure the required equipment such as a drilling rig at the time required, and or circumstances beyond the control or influence of the Registrant may result in the failure to satisfy the terms and conditions of the Permit and could therefore result in the complete loss or surrender of the interest in the Permit or license without compensation to the Registrant. Permit terms and conditions may, in certain cases, be renegotiated with applicable regulatory authorities, but there is no assurance that if a term or condition of the Permit that is required to be satisfied will not, or has not been met and may result in the loss of the interest in such permit or license, that such term or condition will be renegotiated with the applicable authority.

  While the Registrant and its permit partners have met all the permit conditions up to August 25, 2002, and have renewed the permit on the basis of an obligatory work program to be completed by February 25, 2004; there will be a work program yet to be defined, but which will require considerable capital, to continue the permit subsequent to February 2004.. If the Registrant does not have sufficient working capital to satisfy the future work conditions of PEP 38256, the Registrant will have to raise additional working capital to fund its portion the future exploration costs. Alternatively the Registrant can reduce its costs to fund the exploration by farming out part of its interest to a third party, as it has done in the past, in exchange for the third party contributing to the costs of exploration. If the Permit obligations are not satisfied by the specified due dates, the Registrant and its partners would be in non-compliance with the PEP 38256 permit terms. Non-compliance may result in revocation of the permit in the sole discretion of the Minister of Economic Development of New Zealand. The Minister of Economic Development must first issue a notice of default to the Holder, after which the Holder has 60 days to cure the default. As the interest in PEP 38256 is the sole property held by the Registrant, the revocation or loss of the permit would be extremely detrimental to the Registrant’s business.

  The Registrant has incurred net losses since inception and anticipates that losses will continue.

  The Registrant currently has no oil or gas producing properties nor has the Registrant ever generated any revenue from oil or gas sales. The Registrant has no history of earnings and there is no assurance that the business of the Registrant will be profitable. As at the end of the Registrant’s fiscal year dated September 30, 2001, the Registrant has an accumulated deficit of $2,263,665 and the Registrant is expected to continue incurring operating losses and accumulating deficits in future periods. This will happen because there are expenses associated with the research and exploration of PEP 38256. The Registrant cannot guarantee that it will be successful in generating revenues in the future. A failure to generate revenues will likely cause the Registrant to go out of business.

  The Registrant does not intend to pay dividends to its shareholders.

  The Registrant has not paid any dividends to its shareholders since inception and, due to its lack of earnings, is not in a position to declare a dividend to its shareholders and even if the Registrant’s business is profitable there is no assurance that the board of directors will declare dividends on the Registrant’s common shares.

  The Registrant does not have any hydrocarbon reserves.

  The Registrant has no known hydrocarbon reserves. If the Registrant does not find a hydrocarbon reserve containing oil or gas or if the Registrant cannot develop the reserve, either because the Registrant does not have sufficient capital to do it or because it will not be economically feasible to do it, the Registrant will have to cease operations and anyone who has purchased the Registrant’s shares would lose their investment.

  The Registrant may not be able to compete with other companies.

  Other companies with greater financial resources are in competition with the Registrant. The Registrant must compete with such companies in bidding for the acquisition of petroleum interests from various state authorities, in purchasing or leasing equipment necessary to explore for, develop and produce hydrocarbons and in obtaining the services of personnel in the exploration for, and development and production of, hydrocarbons. While the Registrant has acquired various rights to explore, there is no assurance that personnel and equipment will be available to carry out the programs planned by the Registrant.

  The Registrant may never discover hydrocarbon reserves.

  There is no assurance that commercial quantities of hydrocarbons will be discovered and prices for hydrocarbons may vary, rendering any deposit discovered uneconomic. In addition, even if hydrocarbons are discovered, the costs of extraction and delivering the hydrocarbons to market may render any deposit found uneconomic. Geological conditions are variable and unpredictable. Even if production is commenced from a well, the production will inevitably decline and may be affected or terminated by changes in geological conditions that cannot be foreseen or remedied by the Registrant. The sole property owned by the Registrant is at the exploration stage and without known, commercial reserves of oil or gas. Oil and gas exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing and profitable properties.

  Oil and Gas prices are volatile, which makes the assessment of the value of potential hydrocarbons, if any, difficult.

  In the past few years, the price of oil & gas has been volatile. At the present time the price of oil is around the long run average price, but lower than the average for the last two years, while the price of natural gas is also low compared to the last year. There can be no assurance that in the future prices for oil & gas production will not drop lower or stabilize at the current low rates. This general downturn in the prices of oil & gas may lead the Registrant to reduce its exploration efforts on PEP 38256 which in turn could lead to an abandonment of PEP 38256.

  Any potential hydrocarbons could be subject to Tangata Whenua claims and future New Zealand legislation, either of which could adversely affect the Registrant’s operations.

  Claims of Tangata Whenua (the ‘Peoples of the Land’, i.e., the Maori original settlers) in New Zealand may adversely affect the rights or operations of the Registrant. Currently the Registrant has no knowledge of any actual or potential Tangata Whenua claims with respect to PEP 38256, nor have there been any such claims initiated against the Registrant or PEP 38256 in the past. Petroleum ownership in New Zealand is entirely vested in the Crown (i.e., the people of New Zealand) which has the obligation under the Treaty of Waitangi to consult fully with the relevant Maori peoples, and undertakes to do so before the grant of any permit. Under New Zealand law, the Crown has assumed all liability for any Maori claims on petroleum, but there can be no assurance such Crown responsibility in law will continue. The Registrant is subject to numerous foreign governmental regulations that relate directly and indirectly to its operations (See PART I ITEM 1- New Zealand Petroleum Exploration Permits and PART I ITEM 1- New Zealand Environmental Regulation). These government regulations may impact the Registrant’s operations by denying the Registrant certain permits and land use licenses that are necessary for the Registrant to continue its work program on PEP 38256. There is no assurance that the laws relating to the ownership of petroleum interests and the operation of the business of the Registrant in the jurisdictions in which it currently operates will not change in a manner that may materially and adversely affect the business of the Registrant.

  While conducting seismic exploration and exploration drilling activities, the Registrant is subject to laws and regulations that control the discharge of materials into the environment, require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials or otherwise relate to the protection of the environment. Subsequent to drilling a specific site, the Registrant is required to conduct and pay for reclamation activities to return the site to its natural state as much as possible should the results of drilling not warrant further development of the site. In operating and owning petroleum interests, the Registrant may be liable for damages and the costs of removing hydrocarbon spills for which it is held responsible. Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering the Registrant liable for environmental damage without regard to negligence or fault on the part of the

  Registrant. Such laws and regulations may expose the Registrant to liability for the conduct of, or conditions caused by, others or for acts of the Registrant that were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on the business of the Registrant. The Registrant believes that it has conducted its business in substantial compliance with all applicable environmental laws and regulations. To date, the costs incurred by the Registrant to comply with these laws and regulations have not been of a material amount.

  The Registrant has limited insurance against potential liabilities, which makes the Registrant vulnerable to excessive potential claims.

  The Registrant maintains insurance against certain public liability, operational and environmental risks, but there is no assurance that an event causing loss will be covered by such insurance, that such insurance will continue to be available to, or carried by, the Registrant or, if available and carried, that such insurance will be adequate to cover the Registrant’s liability.

  The Registrant conducts certain of its business in New Zealand currency, the value of which fluctuates against the U.S. currency.

  Even if the Registrant makes discoveries in commercial quantities, development of a discovery may take a number of years and financial conditions at that time cannot be determined. The Registrant holds its cash reserves in US dollars but incurs a significant proportion of its expenses in New Zealand denominated dollars. Although over the past year the New Zealand dollar has weakened, as the table below shows, against the US dollar, an increase in value of the New Zealand dollar versus the US dollar would have a detrimental effect to the Registrant as the Registrant’s expenses incurred would, in turn, increase in US dollars. Strengthening of the New Zealand dollar versus the US dollar in 2002 is reflected in an average August 2002 exchange rate of 1 New Zealand Dollar for 0.47 U.S. Dollars. While certain fluctuation can be expected to continue into the future there can be no assurance that in the future the exchange rate will stabilize at current rates.

  Fluctuations on a monthly basis in the New Zealand dollar versus the U.S. dollar during the last year were as follows:

Date	Exchange Ratio

Sep 2000	0.4188

Oct 2000	0.4006

Nov 2000	0.4000

Dec 2000	0.4293

Jan 2001	0.4444

Feb 2001	0.4343

Mar 2001	0.4188

Apr 2001	0.4071

May 2001	0.4222

Jun 2001	0.4143

Jul 2001	0.4087

Aug 2001	0.4248

Sep 2001	0.4175

  There is a limited market into which shareholders of the Registrant may resell the Registrant’s Common Stock.

  The Registrant’s Common Stock is quoted on the “Pink Sheets”, through the facilities of the National Quotation Bureau. Management’s strategy is to develop a public market for its Common Stock by soliciting brokers to become market makers of the Registrant’s Common Stock. To date, however, the Registrant has only approached one market maker directly while a limited number of other securities brokers have on their own volition become market makers. The Registrant has only 43 shareholders of record as at December 14, 2001, and, therefore, no real market for the trading of its Common Stock. There can be no assurance that a stable market for the Registrant’s Common Stock will ever develop or, if it should develop, be sustained. It should be assumed that the market for the Registrant’s Common Stock will continue to be highly illiquid, sporadic and volatile. These securities should not be purchased by anyone who cannot afford the loss of the entire investment. As of August 1999, the Registrant was required to become and maintain status as a reporting issuer under the Exchange Act, in order to be traded on the OTC BB by market makers regulated by the National Association of Securities Dealers. If the Company is delayed in becoming a reporting issuer under the Exchange Act, or fails to continue to be a reporting issuer, management may encounter difficulty in maintaining or expanding a trading market in the near term, if at all, and shareholders may not be able to sell their shares in a public market. Management has determined that the excess costs to the Registrant to maintain its reporting status under the Exchange Act are not warranted at this early stage in the Registrant’s development as the capital otherwise expended on legal and accounting costs associated with being a reporting issuer could be spent on further exploration. As a result, it is expected that the Registrant’s Common Stock will continue to trade on the Pink Sheets and will not be listed on the OTC BB in the near future.

  The Registrant may issue more shares of Common Stock, which would dilute the value of the Common Stock held by the Registrant’s current shareholders.

  The Registrant’s Articles of Incorporation authorize the issuance of 100,000,000 shares of Common Stock. The Registrant’s Board of Directors has the power to issue any or all of such shares that are not yet issued without stockholder approval. The Registrant’s Board of Directors will likely issue some or all of such shares to acquire further capital in order to carry out its intended operations or expand its current operations, or to provide additional financing in the future. The issuance of any such shares may result in a reduction of the book value or market price of the outstanding shares of the Registrant’s common shares. If the Registrant does issue any such additional shares, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control of the Registrant.

  The Registrant has adopted a stock option plan authorizing the purchase of up to 3,000,000 shares of Common Stock and has issued options to acquire up to 217,500 shares of Common Stock exercisable at $1.50 per share and 15,000 shares of Common Stock exercisable at $2.00 per share. The Registrant had options expire during the year to purchase up to 800,000 shares exercisable at a price of $0.50 per share. The Registrant has 5,000,000 warrants outstanding, exercisable at a price of $1.00 per share and a further 400,000 warrants exercisable at $2.25 per share. The existence of below-market priced options, warrants or Common Stock issuances could adversely affect the market price of the Registrant’s Common Stock and could impair the Registrant’s ability to raise additional capital through the sale of its equity securities or debt financing.

  Approximately 5,000,000 shares of restricted Common Stock became eligible for sale under Rule 144 on approximately April 10, 2001 and additional shares of Common Stock will become eligible for resale into the market if the Registrant issues more equity, and there is no assurance or agreement that these holders will not sell any of their shares. If a substantial number of these shares were to be offered for sale or sold in the market, the market price of the Registrant’s Common Stock would likely be adversely affected.

  The Registrant does not have title insurance for the Permit.

  Although the Registrant has done a review of title to PEP 38256, it has not obtained title insurance with respect to the Permit and there is no guarantee that the Registrant has good title. Although the Registrant is not aware of any, the area, which is covered by PEP 38256, may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.

  Broker-dealers may be discouraged from effecting transactions in the Registrant’s shares of Common Stock because they are considered penny stocks and are subject to the penny stock rules.

  The Securities and Exchange Commission (the “SEC”) has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks.” Penny stocks generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market System, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements often have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules. The Registrant’s common stock is currently subject to the penny stock rules, and accordingly, investors may find it difficult to sell their shares, if at all.

  Affiliates of the Company control a majority of the Common Stock of the Registrant.

  The directors, officers and other affiliates of the Registrant beneficially own a sufficient number of the outstanding shares of Common Stock of the Registrant to be in control with respect to matter which may require a majority vote of the Registrant’s shareholders, such as the election members of the board of directors or the sale of all or substantially all of the Registrant’s assets. Should the directors, officers and affiliates vote their shares in a like manner on a matter requiring a majority vote of the Registrant’s shareholders, it is most likely that their posit ion on the matter would control the outcome of the vote. Additionally, because the directors, officers and affiliates control the Registrant through their significant shareholdings, the value attributable to the right to vote is essentially gone. This could result in a reduction in the market value to the shares owned by a shareholder because of the ineffective voting power.

  Officers and Directors of the Registrant have personal interests which conflict with interests of the Registrant.

  Mr. David Bennett is also a director of Indo-Pacific Energy Ltd. a company which is currently the operator of and a partner in PEP 38256, pursuant to the terms of the PEP 38256 joint venture operating agreement. Additionally, Mr. Alex Guidi is a controlling shareholder of both the

  Registrant and Indo-Pacific Energy Ltd. and was previously a director of Indo-Pacific Energy Ltd. Due to their roles in both the management of the Registrant and the management of Indo-Pacific Energy Ltd., a conflict of interest could conceivably arise between the best interests of the Registrant and the best interests of Indo-Pacific Energy Ltd. In a situation where a conflict of interest exists between the best interests of the Registrant and Indo-Pacific Energy Ltd., any decision by Mr. Guid i or Mr. David Bennett, which furthers the best interests of Indo-Pacific Energy Ltd. may be harmful to the business conducted by the Registrant.

  Mr. Michael Hart and Mr. Alex Guidi are also directors of Trans-Orient Petroleum Ltd. Mr. Guidi is also an executive officer and the controlling shareholder of Trans-Orient Petroleum Ltd., while Mr. Bennett also owns common shares and options in Trans-Orient Petroleum Ltd., Trans-Orient Petroleum Ltd. is an affiliate and a controlling shareholder of the Registrant. Due to their roles in both the management of the Registrant and the management of Trans-Orient Petroleum Ltd. a conflict of interest could conceivably arise between the best interests of the Registrant and the best interests of Trans-Orient Petroleum Ltd. In a situation where a conflict of interest exists between the best interests of the Registrant and Trans-Orient Petroleum Ltd. any decision by these persons, which furthers the best interests of Trans-Orient Petroleum Ltd. may be harmful to the business conducted by the Registrant.

  The Registrant has an extensive number of transactions with companies controlled by Mr. Alex Guidi, who is an approximately 23% beneficial shareholder of the Registrant and could have interests that conflict with the Registrant.

  As further detailed in Item 7, Certain Relationships and Related Transactions, the Registrant has transactions with companies controlled by Mr. Guidi, which include:

    DLJ Management, a wholly-owned subsidiary of Trans-Orient Petroleum Ltd., of which Mr. Guidi is a controlling shareholder and director.
    Triad Creative Inc., a wholly-owned subsidiary of Verida Internet Corp., of which Mr. Guidi is a controlling beneficial shareholder.
    Trans-Orient Petroleum Ltd., of which Mr. Guidi is a controlling beneficial shareholder and director.
    Pacific Reach Management Ltd., a company wholly-owned by Mr. Guidi.
    International Resource Management Corp., a company wholly-owned by Mr. Guidi.
    TAG Oil Ltd. (formerly “Durum Cons. Energy Corp.”), a company of which Mr. Guidi is a controlling beneficial shareholder.
    Indo-Pacific Energy Ltd., of which Mr. Guidi is a controlling beneficial shareholder.

EMPLOYEES AND CONSULTANTS

The Registrant has no employment agreements with any persons. The Registrant’s directors and officers provide their respective services for the Registrant gratis and are not compensated; except, Mr. Michael Hart, a director of the Registrant, was paid a one-time fee of $326 for covering costs for attending meeting of the Registrant.

The Registrant is in the start-up stage and none of the Registrant’s executive officers have employment agreements with the Registrant. Mr. Cameron Fink (President) and Mr. David Bennett (Vice-President of Exploration) devote less than 20% of their time to the Registrant’s business. The Registrant does not have any employees, as the operator, Indo-Pacific Energy Ltd., of which Mr. Bennett is the President and CEO, conducts exploration activities on PEP 38256 on behalf of the joint venture. As the operator incurs expenses on the permit, the operator submits cash calls on a periodic basis to the Registrant. The dollar value of the cash calls submitted by the operator to the Registrant will be based upon the Registrant’s percentage interest in PEP 38256. All of the Registrant’s geological, exploration and technical services are provided by consultants who bill their services to the joint venture. The Registrant also receives corporate services from DLJ Management Corp., a subsidiary of Trans-Orient Petroleum Corp. The services consist of shareholder relations and communications, administrative and accounting support. DLJ Management Corp. provides their services on an hourly basis and has devoted less than 25% of their time to matters related to the Registrant. DLJ Management Corp. bills monthly for its services on a cost recovery basis for labor and rent, office costs, and employee benefits.

ITEM 2.      PLAN OF OPERATIONS

The Registrant has been principally involved in the acquisition, interpretation and mapping of seismic and unsuccessful drilling on PEP 38256 during the past five years, and therefore has not yet received revenues from operations profitability or break-even cash flow. As of the date of the Registrant’s last completed fiscal period ending September 30, 2001, a total of $ 1,820,860 was spent by the Registrant on the Permit. The Registrant currently has no oil or gas producing properties nor any known deposits of oil or gas. The Registrant and its permit partners have recently satisfied the five year obligations under which the permit was granted by completing the Ealing-1 and Arcadia -1 explorations wells. The Registrant and its joint venture partners are required or plan to carry out the following work during the calendar years 2002 and 2003:

Review seismic, drilling and geological data in PEP 38256 in light of the results of Arcadia -1 and Ealing-1 wells. Reprocess 30 km of existing seismic data, acquire magnetotelluric data across the Rakaia Trough, complete fluid inclusion analysis on cuttings samples from the Ealing-1 well, and synthesize the results in an evaluation of the permit.

In more detail, this will consist of:

  Geochemical and petrological review of cuttings from the wells, to determine petroleum source potential and reservoir quality
  Petrophysical analysis of electric logs and integration with well lithology
  Completion of a data trade with the permit holder of the adjacent offshore area, in order to construct regional synthesis of stratigraphic and lithologic correlations and to better identify petroleum source and migration parameters;
  Reprocessing and reinterpretation of permit seismic data in light of the wells, in order to identify and rank other exploration prospects and leads within PEP 38256;
  Fluid inclusion analysis of Ealing-1 cuttings samples to seek evidence for hydrocarbon presence; and
  Magnetotelluric sounding to determine the thickness, hence level of thermal maturity and petroleum generative potential, of sedimentary rocks in the Rakaia Trough

Total cost of this work is budgetted at $150,000, of which the Registrant’s share is $78,750. After paying for its share of the drilling costs associated with the Ealing-1 and Arcadia -1 wells, the Registrant has approximately $260,000 in working capital. The Registrant’s required future expenditures for the period up to December 31, 2001 are approximately $135,000 and relate to the evaluation of the permit area following the drilling of the Ealing-1 and Arcadia -1 wells and accounting, legal and administrative expense.

The Registrant and its partners have reached agreement with the regulatory agency (Ministry of Economic Development) whereby the permit has been extended beyond August 25, 2002 into its second five-year term over an area of 2,794 sq km ( 690,000 acres), on the basis of an obligatory program of work to be completed by February 25, 2004, which consists of 30km of seismic reprocessing, fluid inclusion analysis on Ealing-1 cuttings samples, and magnetotelluric soundings across the Rakaia Trough. A further work program will be required to be negotiated prior to February 25, 2004 to extend the permit to the end of its second five-year term in August 2007.. As the work program beyond February 2004 has yet to be negotiated with the Government of New Zealand, the capital necessary to carry out the work program cannot be determined at this time. However, the Registrant considers it probable that any such work program beyond February 2004 will require an amount of capital that exceeds the Registrant’s current working capital. It is therefore likely that the Registrant currently does not have sufficient capital to satisfy its required expenditures, has no revenues and will rely principally on the issuance of Common Stock to raise funds to finance the expenditures that are expected to be incurred beyond February 2004. Failure to raise additional funds would result in the relinquishment of the Registrant’s interest in the permit, currently the Registrant’s sole asset. The Registrant has relied principally on the issuance of Common Stock in private placements to individuals known to officers and directors of the Registrant, Trans-Orient Petroleum Ltd. and Indo-Pacific Energy Ltd., companies which are related through a common controlling shareholder and participants in PEP38256, to raise funds to support the business. There can be no assurance that the Registrant will be successful in raising additional funds through the issuance of additional equity nor that the parties that provided funds in the past will continue to do so.

The Registrant does not expect any significant purchases of plant & equipment nor any increase in the number of employees in the near future.

ITEM 3.      DESCRIPTION OF PROPERTY

New Zealand is a stable, English speaking, multiracial parliamentary democracy, with a population of about 3.8 million, which was extensively settled by people of dominantly British heritage during the 19th century. Settlement by Polynesian peoples (the Tangata Whenua or Maori people) had occurred during the preceding few hundred years, associated with ma jor canoe voyages of discovery across the Pacific Ocean from Hawaii and other Pacific centers of Polynesian culture. Continuing immigration over the last century has resulted in a modern, prosperous and widely diversified multiracial society and Western democracy similar in many respects to that of the United States. People of dominantly Maori descent total about 20% of the population, and are fully integrated and enfranchised members of New Zealand society. Extensive intermarriage between Maori, European and others has resulted in a situation where a large proportion of people of Maori descent are indistinguishable in life style, customs and even appearance from other descents. While certain parts of New Zealand, most notably in rural parts of the North Island, have higher proportions of people of Maori descent, there are no reservations or areas which are exclusively one people or another, and all land title is held under law common to all New Zealanders. The South Island of New Zealand, where the Registrant’s permit is situated, has about a quarter of the total population of New Zealand, and a much lesser percentage of people of Maori descent; with a population density of about 15 per sq mile (cf United States about 100 per sq mile). Unlike the United States, all petroleum rights are held by the Crown (i.e., the people of New Zealand) which administers the award and regulation of exploration rights via the Ministry for Economic Development. Under the mid 19th century Treaty of Waitangi, signed between the Maori peoples and Britain (which at that time claimed New Zealand as a colony), the Crown is obligated to consult with the relevant Maori authorities before grant of any exploration permit, and the Crown further undertakes to separate the permit holder from any Maori claim on petroleum, should any such claim be made.

The Registrant maintains a 120 square foot head office space, on a rent free basis, located at Suite 1400, 700 - 4th Avenue, Calgary, Alberta, Canada, from which the President of the Registrant conducts business on behalf of the Registrant. The operator conducts business on behalf of the Registrant directly related to PEP 38256 in a 4000 square foot operations office in Wellington, New Zealand. This office space is shared with the operator of PEP 38256, Indo-Pacific Energy Ltd. and two other exploration companies and the operator bills the Registrant monthly for the facility on the basis of actual hours worked in a given month for activities directly related to the Permit.

The Registrant currently has no oil or gas producing properties and at present, no known deposits of oil or gas. Currently, the sole asset owned by the Registrant is its 52.5% interest of PEP 38256. Indo-Pacific Energy Ltd. is the operator on PEP 38256 and is carrying out the required exploration programs on behalf of the joint venture pursuant to an operating agreement dated June 25, 1998 and under which the Registrant’s initial interest in the Permit was acquired. Under the terms of the operating agreement, each participant in the Permit is entitled to a specified equity share or percentage in the Permit provided each participant pays for its pro rata share of expenditures or cash calls related to the development of the Permit. The level of expenditures and the work program are determined by agreement between the members of the joint venture, who vote pro rata with respect to their equity share with respect to expenditure proposals. The Registrant holds a veto vote over expenditure proposals, and other than work which is obligatory under the conditions of the Permit, cannot be forced into any expenditure it does not approve. If any participant, including the operator, does not meet its required obligations or pay its portion of the cash calls, that participant will automatically relinquish its interest to the other participants in the Permit.

On June 25, 1998, Indo-Pacific Energy Ltd. and Trans-Orient Petroleum Ltd. granted two options to the Registrant. The first option was for the Registrant to acquire a 30% interest upon payment of past costs and costs associated with a 125-mile seismic program designed to identify two drilling prospects. This option was exercised on August 4, 1998. The second option entitles the Registrant to acquire up to a further 50% interest on payment of any additional required seismic studies and for the cost of drilling up to two exploratory wells.

These options were modified by three subsequent agreements dated December 3, 1998, October 26, 1999 and February 23, 2000, respectively, which extended the period of time in which the Registrant must exercise its option to acquire a further interest in PEP 38256 to June 16, 2000.

On March 31, 2000, Indo-Pacific Energy Ltd. and Trans-Orient Petroleum Ltd. concluded a transaction under which all of the oil and gas assets of Trans-Orient Petroleum Ltd. were sold to Indo-Pacific Energy Ltd., including Trans-Orient Petroleum Ltd.’s interest in PEP 38256. After the transaction was concluded the interest holders in PEP 38256 was the Registrant (30%) and Indo-Pacific Energy Ltd. (70%).

On June 8, 2000 Indo-Pacific Energy Ltd., the operator of PEP38256, and the Registrant completed the processing and interpretation of the third stage of the planned seismic to further detail drilling locations for the Arcadia and Ealing prospects. The Arcadia prospect is situated in the North Area of the permit area, adjacent to the Rangiora Trough, where sedimentary rocks covering an area of approximately 25,000 acres are buried at sufficient depth to provide a potential hydrocarbon charge. The Ealing prospect is located in the South Area of the permit and has been mapped as a potential hydrocarbon trap over approximately 15,000 acres. The target is adjacent to the main fault that bounds the Ealing structure.

On June 28, 2000 the Registrant exercised its option to acquire an additional 50% participating interest PEP38256 from Indo-Pacific Energy Ltd. Under the terms of the option agreement, the Registrant would earn the interest by funding the entire costs of drilling and testing two exploration wells. The planned depth for each of the Ealing–1 and Arcadia -1 wells was 6000 feet to reach the potential targets, with several targets both above and below the Homebush Sandstones that reside as a geological formation at 6000 feet. The costs to drill the two wells, including the mobilization cost of the drilling rig, was $1,550,000.

In order to fund the costs of drilling the Ealing-1 and Arcadia -1 wells, the Registrant entered into three farm out agreements with third parties under which the Registrant assigned a portion of its 80% interest in exchange for each of the third parties paying a portion of the drilling costs on the two wells.

The first farm out agreement was entered into with Orion Exploration Limited (“Orion”), a subsidiary of the Orion Group, on October 9, 2000. Pursuant to the agreement Orion earned a 10% interest in both the South Area and North Area of PEP 38256 by reimbursing the Company for a portion of past exploration costs, and by contributing 20% to the cost of drilling both the Ealing-1 and Arcadia -1 wells.

The second farm out agreement was entered into with Magellan Petroleum Australia Limited (“Magellan”) on October 23, 2000. Pursuant to the second farm out agreement, the Registrant granted Magellan a twenty percent (20%) beneficial interest in the South Area of PEP 38256, which includes the site of the Ealing- 1 well. In consideration for the interest, Magellan reimbursed the Registrant for a portion of past exploration costs, and by contributing 34% to the cost of drilling the Ealing-1 well. The agreement also provided Magellan with the opportunity to acquire up to a 20% interest in the North Area, including the Arcadia -1 well, after the results of the Ealing-1 well were determined, and in exchange Magellan would be required to pay the Registrant for a portion of past exploration costs, and contribute 40% to the cost of drilling the Arcadia -1 well

Based upon the unsuccessful results from drilling the Ealing-1 well, Magellan chose not to exercise their option to acquire an interest in the North Area; and pursuant to the terms of the farm in agreement, Magellan chose to reduce its beneficial interest in the South Area to twelve percent (12%).

The third farm out agreement occurred on November 20, 2000 when the Registrant’s board of directors ratified a letter agreement earlier entered into with TAG Oil Ltd. (“TAG”) (formerly “Durum Cons. Energy Corp.”) (“Durum”). Pursuant to the agreement, the Registrant granted TAG a twenty percent (20%) beneficial interest in the North Area of PEP 38256, which includes the site of the Arcadia -1 well, with effect from the date on which the Arcadia -1 well spudded. Pursuant to the agreement TAG earned a 20% interest in the North Area of PEP 38256 by reimbursing the Registrant for a portion of past exploration costs, and by contributing 40% to the cost of drilling the Arcadia -1 well.

During the 2001 fiscal year, as approved by the Minister of Energy of New Zealand, the Registrant, Magellan, and TAG reorganized their equity interests in PEP 38256 to streamline permit operations. Under the new terms, the north and south beneficial acreages were combined into one.

After giving effect to these farm outs and the reorganization, the interests in PEP 38256 are the following:

Company	Percentage Interest

AMG Oil Ltd	52.5%
Indo-Pacific Energy Ltd	20%
Magellan Petroleum Australia Limited	7.5%
TAG Oil Ltd.	10%
Orion Exploration Ltd	10%

Petroleum Exploration Permit 38256, South Island

The Canterbury Basin is located both onshore and offshore in the area surrounding Christchurch, on the South Island of New Zealand. The total area of the Canterbury Basin, onshore and offshore, is approximately twelve million acres. The sediments in the Canterbury Basin range in age from Middle Cretaceous to Miocene. PEP 38256, which covers a portion of the Canterbury Basin, was granted on August 25, 1997 to Indo-Pacific Energy Ltd. and Trans-Orient Petroleum Ltd. The permit area is situated in the onshore area surrounding Christchurch and encompasses 2,760,120 acres or (11,183 square kilometers). The permit term is five years, but a minimum of 50% was required to be relinquished within three years. On August 25, 2000 the participants in PEP 38256 relinquished back to the government of New Zealand 50% of the PEP 38256 permit area that was considered to be of lesser prospectivity. After the relinquishment, PEP 38256 covered an area of approximately 1.3 million acres, which contains all the prospects and exploration leads so far identified by the Registrant and its joint venture partner in the permit. A further relinquishment of 50% of the remaining area was made in August 2002, as a standard condition of grant of the permit for a second five-year term; and the second five year term of the permit was granted over a 2,794 sq km (690,000 acre) area, commencing August 25, 2002. Any production permits granted will be for a term of up to 40 years from the date of issue. The Crown in right of New Zealand has reserved a royalty of the greater, in any one year, of five per cent of net sales revenue from the sale of petroleum products or 20% of accounting profits.

The permit is situated within the Canterbury Plains, which cover an area of more than 3 million acres of flat to gently rolling topography situated on the eastern side of the main mountain chain. The Plains consist dominantly of high value farming land, where agricultural usage includes beef and sheep pastoral, dairy farming, vineyards, plantation forestry, wheat and other cash crops. There is a very extensive grid of modern roads and highways, including major national road and rail arterial links, with modern, wide bandwidth telecommunications links throughout. The area is serviced by several cities and ports, most notably the cit y and port of Christchurch (population ~500,000), which is also a major business and academic hub and New Zealand’s leading technology center, with numerous software development and other engineering firms of international standing. The land usage and socio-economic environment would roughly resemble that of Mid West states such as Illinois, Indiana and Ohio; with Christchurch being Canterbury’s Indianapolis or Columbus.

Prior to the Registrant acquiring its interest PEP 38256, five exploration wells had been drilled on PEP 38256 since 1914. Four exploration wells in the offshore part of the Canterbury Basin have been drilled since 1970, two of which resulted in gas-condensate discoveries. Neither of the gas-condensate discoveries proved to be economic. The data gathered from these past activities is relevant in interpreting the geology of PEP 38256, but generally, the area is lightly explored. The basement rocks are Paleozoic and Mesozoic metasediments. Overlying these in places are Cretaceous coal measure formations, and Paleocene and Eocene terrestrial sediments which gradually become of marine origin towards the eastern part of the basin. Overlying these formations are Oligocene limestone and sandstone formations, which are principally marine in origin. The early Miocene period saw the deposition of marine sandstones and mudstones with a gradation to nonmarine sediments in the late Miocene period. The Pliocene and Quaternary strata are principally gravels derived from the formation of the Southern Alps with some volcanics.

The sandstones in the Miocene, Paleocene and late Cretaceous formations are considered to be potential reservoirs, with lesser emphasis placed on the Eocene and Oligocene limestones. Interbedded mudstones would provide seals for the reservoirs. Source formations are thought to be Late Jurassic to Upper Cretaceous coal formations, and Late Cretaceous Whangai mudstones and Paleocene Waipawa Black Shale formations, which are identified as source rocks in other New Zealand basins. With the addition of the two modern wells drilled by the Registrant and their partners, there is a modern well density of less than 1 well per 500,000 acres in the Canterbury Plains. This compares with onshore basins in the US Lower 48, such as in West Texas or Oklahoma, where the well density is typically greater than 1 well per 100 acres, or some 5,000 times greater than the Canterbury Basin. Similarly with respect to seismic, there is a density of usable 2D seismic coverage (including seismic acquired by the Registrant and partners) in the Canterbury Plains of less than 1 mile per 10,000 acres, as compared to densities in US Lower 48 sedimentary basins of typically considerably greater than 1 mile per 500 acres, not even including the 3D seismic coverage which now prevails over much of their area. Thus the Canterbury Plains in general, and the remaining area of PEP 38256 in particular, have seen exploration intensity of order only 1/1,000 that of typical onshore US basins. The Ealing-1 and Arcadia -1 wells were fully logged and evaluated penetrations of the sedimentary sections down to near basement, with high quality electric and mud log data being obtained. Excellent quality and thick reservoir rocks, which may be reasonably assumed to extend a good distance from the well, were intersected in both wells; and the absence of hydrocarbons in reservoir in both cases allows us to write off the petroleum discovery potential for at least a typical production unit area of 80 acres around the well, as a minimum estimate. More conservatively, since Ealing-1 and Arcadia -1 were drilled high on structure within seismically defined structures mapped as closed over areas of 15,000 acres and 10,000 acres respectively, these wells can be reasonably assumed to write off the petroleum discovery potential of a total 25,000 acres of structural closure. Therefore, even in the more conservative case, these wells can be considered to have written off the exploration potential of no more than a few percent of the retained area of the permit. In summary, after completion of the Registrant’s work to date, the PEP 38256 permit remains virtually unexplored over a major proportion of its area, and the entire Plains area can be characterized as very lightly explored. The geological information secured in Ealing-1 and Arcadia -1 provides vital control and understanding of the regional stratigraphy and lithology, important to ongoing exploration of the permit area.

By the drilling of the Ealing-1 and Arcadia -1 wells, the Registrant and the other participants in PEP 38256 have completed the work program for the entire five-year term of the permit to August 2002. The participants have now also agreed between themselves and with the regulatory agency, on an ongoing program of work for the permit area which is designed to provide further understanding on the unexplored potential of the area. Given the very lightly explored nature of the entire area, and the fact that neither well provided any test of petroleum entrapment potential other than in the prospect area immediately surrounding that well, and given also that these wells have demonstrated that in a regional sense certain critical requirements for successful petroleum entrapment, namely structural development, reservoir extent and quality and top seal extent, do exist, all the participants including the Registrant have concluded that further exploration of the area is warranted. They have, therefore, negotiated with the regulatory agency an agreed ongoing program of work which will develop that potential and maintain the permit in good standing to at least February 25, 2004. It is worth noting that in the Ealing-1 well, for example, a 100 feet interval of excellent quality Eocene sandstones was encountered beneath thick mudstone top seal below 4,000 feet, and a 350 feet interval of even better reservoir sandstones, with porosities averaging in excess of 30%, was encountered beneath good seal at 5,000 feet depth. Factors such as this give encouragement that the conditions for hydrocarbon entrapment and production may well be found elsewhere in the unexplored parts of this large permit area.

ITEM 4.      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Registrant’s securities are recorded on the books of its transfer agent in registered form. However, a majority of such shares are registered in the name of intermediaries, such as, brokerage houses and clearing houses on behalf of their respective clients and the Registrant does not have knowledge of the beneficial owners thereof. The Registrant is not directly or indirectly owned or controlled by a corporation or foreign government.

As of February 10, 2002, the Registrant had an authorized share capital of 100,000,000 shares of Common Stock with a par value of $0.00001 per share, of which 19,600,000 shares were issued and outstanding.

The following table sets forth, as of February 10, 2002, the beneficial shareholdings of persons or entities holding five per cent or more of the Registrant’s common stock, each director individually, and each named executive officer and all directors and officers of the Registrant as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, and all ownership is of record and beneficial.

Name and Address	Amount and Nature		Percent of
of Beneficial Owner	of Beneficial Ownership	Position	Class

Cameron Fink	10,002(1)	President and	0.05%
#30, 4810-40th Ave, SW		Director
Calgary, Alberta, T3E1E5

Michael Hart	7,500(1)	Director	0.04%
3331 Beach Avenue
Roberts Creek, BC
V0N 2W0

Arthur Evans	7,500(1)	Director	0.04%
Suite 403-2008 Fullerton Ave.
Vancouver, BC V7P 3G7

David Bennett	50,003 shares(2)	Director	0.25%
736 Makara Rd, PO Box 17-217
Karori, Wellington, NZ

All officers and directors	75,005		0.38%
as a group

Trans-Orient Petroleum Ltd.	13,200,000 shares(3)		54%
1200-1090 West Pender Street,

Name and Address	Amount and Nature		Percent of
of Beneficial Owner	of Beneficial Ownership	Position	Class

Vancouver, British Columbia
V6E 2N7

Alex Guidi	4,477,500 shares		22.84%
1408-1050 Burrard St
Vancouver BC V6Z 2S3

(1)	These shares represent Common Stock that may be acquired within the next 60 days under a stock option held by the individual.
(2)	Of the shares reported to be owned, 30,003 represent Common Stock that may be acquired within the next 60 days under a stock option held by the individual and his spouse.
(3)
Of the 13,200,000 shares of Common Stock reported, 5,000,000 shares are attributable to shares of Common Stock issuable under warrants within the next 60 days. Trans-Orient Petroleum Ltd. is a publicly owned company with a registered office in Vancouver, British Columbia. Mr. Alex Guidi, is the President, a member of the board of directors and the largest shareholder of Trans-Orient Petroleum Ltd.

Changes in Control of the Registrant

As at February 10, 2002, Trans-Orient Petroleum Ltd. owns 8,200,000, or approximately 42%, of the issued and outstanding shares of Common Stock and has the right to acquire a further 5,000,000 shares of Common Stock through the exercise of fully vested options and warrants. Upon full exercise of these options and warrants and assuming no other issuances by the Registrant to other parties, Trans-Orient Petroleum Ltd. can increase its ownership to 54% of the Registrant and thereby effectively control the Registrant. Trans-Orient Petroleum Ltd. is a Yukon incorporated, publicly-traded company with its head office located in Vancouver, BC, Canada.

ITEM 5.      DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The names, municipality of residence, age and position held of the directors and executive officers of the Registrant are as follows:

Name and Municipality of	Age	Position Held
Residence

Cameron Fink	33	President & Director
Calgary, Alberta
Canada

Mr. David Bennett(1)	55	Director & Vice-President of Exploration
Karori, Wellington
New Zealand

Arthur Evans	70	Director
Vancouver, British Columbia
Canada

Michael Hart(1)	53	Director
Vancouver, British Columbia
Canada

Notes:
(1) Member of audit committee.

All directors have a term of office expiring at the next annual general meeting of the Registrant, unless reelected or earlier vacated in accordance with the bylaws of the Registrant. All officers have a term of office lasting until their removal or replacement by the board of directors.

Mr. Cameron Fink has been a member of the board of directors since December 1999. On February 28, 2000 Mr. Fink also became the President of the Registrant. Mr. Fink received a B.Sc. in Geophysics at the University of Alberta, graduating in 1993 with First Class Honours. After a brief summer assignment with Chevron Canada Ltd. in Calgary, Cameron returned to do a postgraduate degree at the University of Victoria. In June of 1995, he graduated with a M.Sc. in Geophysics with First Class standing and in August of 1995, Mr. Fink joined Amoco Canada Petroleum Company as an interpretation geophysicist in the exploration department, he worked primarily in the structural trapping regime of the Rocky Mountain foothills. Mr. Fink’s position required that he be critically involved in the design of seismic surveys, both 2-D and 3-D, oversee the processing of the seismic data, and develop quality drillable prospects through the interpretation of these data. In the fall of 1997, Mr. Fink accepted an intra-company expatriate assignment in New Orleans, Louisiana working Amoco’s offshore shelf properties in the Gulf of Mexico as an exploration/exploitation geophysicist. In September 1999 Mr. Fink left the newly merged BP Amoco group and took a position with Dominion Energy Canada Limited as a Senior Geophysicist. Mr. Fink continues to be employed with Domin ion Energy Canada Limited in Calgary, Alberta, Canada.

Mr. David Bennett has been a member of the board of directors since June 1998. Mr. Bennett received a Bachelor of Arts (Natural Sciences) from Cambridge University in 1968 and a Master of Science in Exploration Geophysics from the University of Leeds in 1969. In 1973, Mr. Bennett received his doctorate in Geophysics from the Australian National University and from 1973 to 1975 conducted postdoctoral research at the University of Texas (Dallas). From 1975 to 1977, Mr. Bennett was a post-doctoral fellow and lecturer at the University of Wellington, New Zealand. From 1977 to 1982, Mr. Bennett was employed by the Department of Scientific and Industrial Research, Government of New Zealand and from 1982 to 1994 was employed as geophysicist, exploration manager and finally general manager by New Zealand Oil and Gas Ltd. Mr. Bennett was an independent consultant from 1994 to 1996 when he joined Indo-Pacific Energy Ltd. Mr. Bennett has been the president, chief executive officer and member of the board of directors of Indo-Pacific Energy Ltd. since October 1996. Since April 1997, he has also been the president and a director of Trans-Orient Petroleum Ltd. In March and April 2000 Mr. Bennett stepped down as president and director, respectively, of Trans-Orient Petroleum Ltd. In April 1997 Mr. Bennett also became a member of the board of directors and president of TAG Oil Ltd. In September 1999 and April 2000 Mr. Bennett stepped down as president and director, respectively, of TAG Oil Ltd. TAG Oil Ltd. is a participating member of a joint venture that is conducting petroleum exploration within Papua New Guinea. TAG Oil Ltd. currently has no full time employees.

Mr. Arthur Lynden Evans has been a member of the board of directors since September 2000. In 1979, Mr. Evans joined Ranger Oil Limited as Manager of International Exploration. Mr. Evans directed the ongoing activities in China, Australia and Guyana and worked on evaluating many other projects in Norway, Botswana, Indonesia and New Zealand. In 1985, Mr. Evans accepted a position with Petro-Canada Inc. as Vice-President of International Exploration. Mr. Evans was responsible for on-going international projects and for initiating new ventures in selected areas such as Colombia and Indonesia. In September 1986, Mr. Evans left Petro-Canada Inc. and started Evans International Consulting Ltd. As President of the Company, Mr. Evans continued to develop business deals in the natural resource industries, primarily focusing on the Pacific Rim and promoting petroleum exploration in British Columbia.

Mr. Hart became a director of the Registrant on December 15, 1999. Between September 1995 to April 1996, Mr. Hart was an employee of Balcomp Developments Ltd., a company located in Edmonton, Alberta, which provided road construction services to the pulp and paper industry. While at Balcomp Developments Ltd., Mr. Hart worked within research and development for the purpose of aiding the company to develop a new division which would provide a marketplace for the buying and selling of used construction equipment. In October of 1996, Mr. Hart went to work for, CanAfrica Mining Co. Ltd., a private mining company whose business consisted of gemstone and precious metals exploration within

Kenya, South Africa and Mozambique. My Hart’s function at Can Africa Mining Co. Ltd. was as an assistant to the Managing Director. Mr. Hart’s position with CanAfrica Mining Co. Ltd. continued until September 1997. Between September 1997 until early 1998, Mr. Hart joined Scimtar Hydrocarbon’s Corp. as an investor relations officer. During the period in which Mr. Hart was employed, Scimtar Hydrocarbons Corp. was an Alberta Stock Exchange listed company whose business was oil and gas exploration primarily in the Middle East. Between March 1998 to March 1999, Mr. Hart was a partner in M. Nigro Consulting Ltd. a partnership formed for the purpose of providing investor relations services to public companies trading on the Alberta Stock Exchange. From April 1999 until present Mr. Hart has held the position of president of Hart-Byrne Enterprises Ltd. Hart-Byrne Enterprises Ltd. is a private company formed by Mr. Hart and other investors which is developing specialized products for the music industry. Mr. Hart is also president of On The Wing Productions Inc., a private company which is also developing products for the music industry. On August 11, 2000 Mr. Mark Katsumata resigned as corporate secretary and chief financial officer. Mr. Michael Hart replaced Mr. Katsumata as corporate secretary.

None of the individuals listed above are subject to any anticipated or threatened legal proceedings of a material nature nor have they been subject to such proceedings within the last five years.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities and Exchange Act of 1934 requires officers, directors and persons who own more than ten percent of a registered class of a company’s equity securities to file initial reports of beneficial ownership and to report changes in ownership of those securities with the Securities and Exchange Commission. They are also required to furnish the Company with copies of all Section 16(a) forms they file. To the Company’s knowledge, based solely on review of the copies of Forms 3, 4 and 5 furnished to the Company we have determined the following:

Based solely on our review of these reports or written representations from certain reporting persons, the Registrant believes that during the fiscal year ended September 30, 2001 and during the current fiscal year, all filing requirements applicable to our officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

ITEM 6.      EXECUTIVE COMPENSATION.

Directors and Officers of the Registrant have received the following compensation for the fiscal year ending September 30, 2001:

		Annual Compensation			Long-Term Compensation

					Awards		Payouts

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
				Other		Securities		All
				Annual	Restricted	Under		Other
				Compen	Stock	Options/	LTIP	Compen
Name and		Salary	Bonus	-sation	Award(s)	SARs	Payouts	-sation
Principal Position	Year	($)	($)	($)	($)	(#)	($)	($)

David Bennett	2001	- -	- -	7,879	- -	- -	- -	- -
Vice-President of	2000	- -	- -	7,175	- -	60,000 (1)	- -	- -
Exploration &	1999	- -	- -	4,483	- -	- -	- -	- -
Director

Cameron Fink	2001	- -	- -	- -	- -	- -	- -	- -
President &	2000	- -	- -	- -	- -	20,000	- -	- -
Director	1999	- -	- -	- -	- -	- -	- -	- -

Arthur Evans	2001	- -	- -	- -	- -	- -	- -	- -
Director	2000	- -	- -	- -	- -	15,000	- -	- -
	1999	- -	- -	- -	- -	- -	- -	- -

Michael Hart	2001	- -	- -	326	- -	- -	- -	- -
Director &	2000	- -	- -	- -	- -	15,000	- -	- -
Secretary	1999	- -	- -	- -	- -	- -	- -	- -
  Of the 60,000 shares reported to be held under option, 10,000 are attributable to Mr. David Bennett’s spouse Jenni Lean. The options are held within a family trust of which Mr. Bennett and Jenni Lean are beneficiaries.
The Registrant does not have any long-term incentive plans to the Named Executive Officers during the 2001 fiscal year.

There are no standard or other arrangements pursuant to which the Registrant’s directors were compensated in their capacity as such during the 2001 fiscal year, nor do they receive any compensation for attending meetings of the Board of Directors or serving on committees of the Board of Directors. The Registrant may, however, determine to compensate its directors in the future. Directors are entitled to reimbursement of expenses incurred in attending meetings. In addition, the directors of the Registrant are entitled to participate in the Registrant’s stock option plan. See the below description of the stock option plan in this section.

There are no compensation arrangements for employment, termination of employment or change-incontrol between the Registrant and the Named Executive Officers.

The Registrant does not have a compensation committee of the board of directors established.

The Registrant established a non-qualified stock option plan (the “Plan”) for directors, officers, employees and consultants who provide services to the Registrant. 3,000,000 shares of Common Stock are reserved for issuance under the Plan. Any options issued under the Plan will expire on the earlier of 10 years from the establishment of the Plan or the expiry date assigned to the individual option grant.

Option /Sar Grants In The 2000 Fiscal Year

Number of
	Securities	Percentage of		Market Price
	Underlying	Options granted	Exercise or	on Date of
	Options	to Employees in	Base Price	Grant
Name	Granted (#)	the Fiscal Year	($/Sh)		Expiration Date

Cameron	20,000(1)	8.6%	1.50	2.35	June 20, 2005
Fink

Mr. David	60,000(1)	25.81%	1.50	2.35	June 20, 2005
Bennett

Arthur	15,000(1)	6.45%	2.00	2.00	October 31, 2005
Evans

Michael	15,000(1)	6.45%	1.50	2.35	June 20, 2005
Hart

Mark	10,000(1)	4.3%	1.50	2.35	June 20, 2005
Katsumata

(1) The options granted are subject to a vesting schedule whereby 1/6 of the total granted vests every six months from the date of granting. Additionally the options carry restrictions on resale whereby a maximum of 25% of the amount vested can be resold in any 30-day period.

Aggregate Option Exercises in the Last Fiscal Year and Fiscal Year- End Option Values

No stock options were exercised by any named executive officer during the 2001 fiscal year.

Number of
securities
			underlying	Value of unexercised
			unexercised options	in-the-money
			as of December 20,	options December
			2001(#)	20, 2001(1)($)

	Shares acquired	Value	Exercisable/	Exercisable/
Name	on exercise (#)	Realized ($)	unexercisable	unexercisable

Cameron Fink	nil	nil	10,002/9,998	nil/nil

David Bennett	nil	nil	30,003/29,997(2)	nil/nil

Arthur Evans	nil	nil	7,500/7,500	nil/nil

Michael Hart	nil	nil	7,500/7,500	nil/nil

(1) Based on a December 20, 2000 closing price of $0.15 per share.

(2) Of the 30,003 shares exercisable, 25,002 shares are attributable to the option granted to Mr. David Bennett while 5,001 are attributable to an option granted to his spouse Jennie Lean.

ITEM 7.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

RELATED PARTY TRANSACTIONS

The following transactions are reported as transactions between the Registrant and a related party for the last two years prior:

  During the 2001 fiscal year, as approved by the Minister of Energy of New Zealand, the Registrant, Magellan, and TAG Oil Ltd. (“TAG”)reorganized their equity interests in PEP 38256 to streamline permit operations. Under the new terms, the north and south beneficial acreages were combined into one.

  On November 20, 2000 the Registrant’s board of directors ratified, with Mr. David Bennett and Mr. Michael Hart declaring an interest and abstaining from voting, a farm out agreement earlier entered into with TAG Pursuant to the agreement, the Registrant granted TAG a twenty percent (20%) beneficial interest in the North Area of PEP 38256, which includes the site of the Arcadia -1 well, with effect from the date on which the Arcadia -1 well spudded; In exchange for the interest TAG must, among other things, contribute 40% of the costs to drill the Arcadia -1 well and thereafter pay 20% of the costs associated with the North Area of the Permit. Additionally, TAG must pay 20% of the past costs incurred by the Registrant to up to the point of drilling the Arcadia -1 well. Two of the Registrant’s directors, Mr. David Bennett and Mr. Michael Hart, at the time of the ratification were, directors of TAG , but neither were beneficial holders of securities in TAG. Mr. Alex Guidi, a former director of the Registrant, and a major shareholder in the Registrant, owns 200,000 common shares of TAG .

  During the fiscal year the Registrant incurred $58,257 (2000 fiscal year: $56,100) of mainly general and administrative costs through DLJ Management Corp., (“DLJ”), a wholly owned subsidiary of Trans-Orient. This amount represents costs incurred by DLJ on behalf of the Company for administrative and accounting services. The transaction constitutes a related party transaction because Trans-Orient Petroleum Ltd. is an affiliate of the Registrant through it ownership of 8,200,000 shares of Common Stock (representing 42.7% of the Registrant’s issued and outstanding shares of Common Stock). In addition, Trans-Orient Petroleum Ltd. has warrants to acquire up to 5,000,000 more shares of Common Stock. Additionally, Mr. Alex Guidi, an affiliate of the Registrant, is also the President and a member of the board of directors of Trans-Orient Petroleum Ltd. Mr. Guidi was a controlling shareholder of the Registrant (see PART III ITEM 11 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT) and was also a controlling shareholder of Trans-Orient Petroleum Ltd. owning 16,001,400 common shares of Trans-Orient (1,333,450 common shares after the 1 for 12 share consolidation) and further options to acquire 2,000,000 common shares of Trans-Orient (166,667 common shares after the 1 for 12 share consolidation) .

  During the 2001 fiscal year, the Registrant paid Triad Creative Inc. a total of $9,968 (2000: fiscal year: $51,868) for web design and corporate materials design. Triad Creative Inc. is a marketing and design company which is a wholly-owned subsidiary of Verida Internet Corp. The transaction constitutes a related party transaction because Mr. Alex Guidi, an affiliate of the Registrant is also affiliated to Verida through his ownership of 3,026,000 common shares of Verida.

  On April 10, 2000 the Registrant issued 5,000,000 units in a non-brokered private placement to Trans-Orient Petroleum Ltd. for total proceeds of $250,000. Each Unit consists of one share of common stock and one warrant to purchase an additional common share at any time until April 10, 2005 at a price of $1.00 per share. Trans-Orient Petroleum Ltd. is a Yukon incorporated company public company with a registered office in British Columbia. The transaction constitutes a related party transaction because at the date of the issuance Trans-Orient Petroleum Ltd. was an affiliate of the Registrant through its beneficial ownership of 4,000,000 common shares (representing 26.67% of the Registrant’s outstanding common shares) which consisted of 3,200,000 common shares and unexercised warrants to acquire up to 800,000 more common shares. Additionally, Mr. David Bennett was at the date of the transaction a member of the board of directors of Trans-Orient Petroleum Ltd. and beneficially owned 400,000 common shares and an option to acquire 1,025,000 common shares of Trans-Orient Petroleum Ltd. Additionally, Mr. Alex Guidi at the date of the transaction was a member of the board of directors of the Registrant and is also a member of the board of directors of Trans-Orient Petroleum Ltd. Mr. Guidi was a controlling shareholder of the Registrant (see PART I ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT) and was also a controlling shareholder of Trans-Orient Petroleum Ltd. owning, at April 10, 2000, 15,001,400 common shares (1,250,117 common shares after the 1 for 12 share consolidation) of Trans-Orient

  Petroleum Ltd. and further options/warrants to acquire 6,000,000 common shares (500,000 common shares after the 1 for 12 share consolidation).

  By an agreement dated June 25, 1998, the Registrant was granted an option to earn a 30% participating interest (15% from each of Indo-Pacific Energy Ltd. and Trans-Orient Petroleum Ltd.) in Petroleum Exploration Permit 38256, Canterbury Basin, South Island, New Zealand exercisable by paying for the costs of a 200-kilometer seismic program and was granted the right to elect to earn up to a further 50% participating interest (25% from each of Indo-Pacific Energy Ltd. and Trans-Orient Petroleum Ltd.) by paying for any additional seismic to define two drilling prospects and the costs of drilling two exploration wells (the “Drilling Option”). On June 28, 2000 the Registrant exercised the Drilling Option to earn a further 50% interest. The transaction constitutes a related party transaction as, in addition to being a senior officer and a director of the Registrant, Mr. David Bennett is also the president, chief executive officer and member of the board of directors of Indo-Pacific Energy Ltd. and was at the date of the transaction the president and a member of the board of directors of Trans-Orient Petroleum Ltd. Additionally, Mr. Bennett beneficially owned 20,000 shares of Common Stock the Registrant and also beneficially owned 3,000 common shares and an option to acquire a further 250,000 common shares in Indo Pacific Energy Ltd. Additionally, Mr. Bennett beneficially owned 200,000 common shares and options/warrants to acquire a further 1,200,000 common shares in Trans-Orient Petroleum Ltd. At the date of the transaction, Mr. Alex Guidi was a director and a controlling shareholder of the Registrant and was also the Chairman, member of the board of directors and controlling shareholder of Indo-Pacific Energy Ltd. Mr. Guidi was also the Chairman and a member of the board of directors of Trans-Orient Petroleum Ltd. Mr. Guidi held 3,195,000 common shares in the Registrant and 6,560,194 common shares and options/warrants to acquire 994,000 common shares of Indo-Pacific Energy Ltd. Mr. Guidi also owned 10,021,400 common shares of Trans-Orient Petroleum Ltd. and a further options/warrants to acquire 6,800,000 common shares in Trans-Orient Petroleum Ltd.

  By agreements dated December 3, 1998, October 26, 1999 and February 23, 2000, the Drilling Option was extended to June 15, 2000 and the conditions of the above-mentioned Drilling Option have been amended accordingly. (See paragraphs (d) and (e) above for a description of the relation ship between the parties).

  By agreements dated June 25, 1998 and July 25, 1998, the Registrant issued 1,000,000 shares to Source Rock Holdings Ltd. (“Source Rock”), a wholly owned subsidiary of Indo-Pacific Energy Ltd., at a price of $0.25 per share and 1,000,000 shares to Reservoir Rock Holdings Ltd. (“Reservoir Rock”), a wholly owned subsidiary of Trans-Orient Petroleum Ltd., for $0.25 per share. (See paragraphs (d) and (e) above for a description of the relation ship between the parties).

  By agreements dated June 25, 1998, the Registrant granted to each of Source Rock and Reservoir Rock an option to acquire 1,000,000 shares exercisable at a price of $0.50 per share before the earlier of July 31, 2000 or thirty business days after the Registrant or any subsidiary of the Registrant ceases to have a right to earn an interest in, or to hold an interest in, PEP 38256, Canterbury Basin, South Island, New Zealand. On March 17, 1999, Source Rock exercised part of its option and acquired 800,000 shares of the Registrant in exchange for the payment of $400,000. Additionally, on March 17, 1999, Reservoir Rock exercised its part of its option and acquired 400,000 shares of the Registrant in exchange for the payment of $200,000. During the 2001 fiscal year these options expired as they were not exercised.(See paragraphs (d) and (e) above for a description of the relationship between the parties).

The Registrant believes that each of the transactions described in this Item 7 involves terms at least as favorable to the Registrant as could have been obtained from unaffiliated third parties. Additionally, all the referenced transactions were subject to the approval by non-related joint venture partners of each respective transaction involved in the Permit and are in accordance with industry practice.

Other transactions such as cash paid to Triad Creative Inc. to design the Registrant’s web site and produce corporate materials closely resembled the amounts that it would have cost the Registrant to receive from other unaffiliated parties. Payments made to DLJ were on a cost basis with no mark-up, based on time spent by the employees of DLJ providing accounting and administrative services for the Registrant. The Registrant believes that it would have had to pay more for these services if it had sought such services from unaffilia ted third-parties.

The Registrant believes that its offers and sales of securities to affiliated companies in this Item 7 were on terms favorable to the Registrant because this working capital allowed the Registrant to continue its business and attempt to expand its business by increasing its interest in its permit PEP 38256 in the hope that the one or both of the planned exploration wells would result in commercial quantities of hydrocarbons, thus providing the Registrant with much needed cash flow to stabilize and grow the Registrant’s business.

CONTROL BY TRANS-ORIENT PETROLEUM LTD.

As at December 20, 2001 Trans-Orient Petroleum Ltd. owns 8,200,000, approximately 42% of the issued and outstanding shares of Common Stock and has the right to acquire a further 5,000,000 shares of the Registrant through the exercise of warrants. Upon full exercise of these warrants and assuming no other issuances by the Registrant to other parties, Trans-Orient Petroleum Ltd. can increase its ownership to 54% of the Registrant. Trans-Orient Petroleum Ltd. is a Yukon incorporated, publicly-traded company with its head office located in Vancouver, BC, Canada. (See disclosure under Related Party Transactions of this ITEM 7)

TRANSACTIONS WITH MR. GUIDI

In addition to his former position in the management of the Registrant, Mr. Alex Guidi is the promoter of the Registrant. During the previous five-year period Mr. Guidi received directly or indirectly, from the Registrant the following:

On April 2, 1997, Pacific Reach Management Ltd., a private company wholly-owned by Alex Guidi, was issued 195,000 shares of Common Stock at a price of $0.10 per share under Rule 504 of Regulation D, promulgated pursuant to the Securities Act, for total proceeds paid by Pacific Reach Management Ltd. of $19,500.

On August 11, 1997, International Resource Management Corporation (formerly 437577 B.C. Ltd.), a private company wholly-owned by Alex Guidi, was issued 3,000,000 shares of Common Stock at a price of $0.01 per share under Rule 903(b)(3) of Regulation S, for total proceeds paid by International Resource Management Corporation of $30,000.

ITEM 8.      DESCRIPTION OF SECURITIES

The Registrant’s securities consist of common stock with a par value of $0.00001 per share. The Registrant’s authorized capital is 100,000,000 shares of Common Stock, of which 19,600,000 shares are issued and outstanding as of February 10, 2002. All of the Registrant’s common stock, both issued and unissued, is of the same class and ranks equally as to dividends, voting powers and participation in the assets of the Registrant on a winding-up or dissolution. No shares of Common Stock have been issued subject to call or assessment. Each share of Common Stock is entitled to one vote with respect to the election of directors and other matters. The shares of common stock do not have cumulative voting rights. Therefore, the holders of a majority of shares voting for the election of directors can elect all the directors then standing for election, if they chose to do so, and in such event the holders of the remaining shares will not be able to elect any directors.

The Common Stock has no preemptive or conversion rights, and no provisions for redemption, purchase for cancellation, surrender of sinking fund or purchase fund. Provisions as to the creation or modifications, amendments or variations of such rights or such provisions are contained in the Private Corporations Act, Chapter 78, Nevada Revised Statutes.

Neither the Articles of Incorporation nor the Bylaws of the Registrant contain specific provisions which would delay, defer or prevent a change in control of the Registrant. However, approximately 80.4 million shares of Common Stock are authorized but unissued as of February 10, 2002. All of such authorized but unissued shares will be available for future issuance by the Board of Directors without additional shareholder approval. These additional shares may be used for a variety of purposes, including future offerings to raise additional capital or to facilitate acquisitio ns. One of the effects of the existence of unissued and unreserved Common Stock may be to enable the Board of Directors to issue shares to persons affiliated with current management, which could render more difficult or discourage an attempt to obtain control of the Registrant by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Registrant.

The Registrant’s transfer agent is Coputershare, Inc. Computershare, Inc.’s address and telephone number are: 12039 W. Alameda Parkway, Suite Z-2, Lakewood, Colorado, 80215, telephone (303) 986-5400, facsimile (303) 986-2444.

PART II

ITEM 1.      MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Registrant’s shares trade on the “Pink Sheets” interdealer quotation operated by the National Quotation Bureau under the symbol “AMGO.” Prior to August 2, 1999, the Registrant’s shares traded on the OTC BB under the trading symbol “AMGO”. Summary trading by quarter for the 2001 and 2000 fiscal years are as follows:

Fiscal Quarter	High	Low	Volume
	Bid(1)	Bid(1)
2001
First Quarter	3.00	0.10	3,107,600
Second Quarter	0.28	0.03	3,783,500
Third Quarter	0.095	0.04	1,388,200
Fourth Quarter	0.10	0.059	1,144,900

2000
First Quarter	.625	.25	43,700
Second Quarter	1.50	.25	1,383,600
Third Quarter	3.35	.625	1,346,700
Fourth Quarter	3.60	2.70	2,443,900

Note:

(1) These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

At February 10, 2002 there were 19,600,000 shares of Common Stock of the Registrant issued and outstanding.

No cash dividends have been declared by the Registrant nor are any intended to be declared. The Registrant is not subject to any legal restrictions respecting the payment of dividends, except that they may not be paid to render the Registrant insolvent. Dividend policy will be based on the Registrant’s cash resources and needs and it is anticipated that all available cash will be needed for property acquisition, exploration and development for the foreseeable future.

As of December 14, 2000 there were 48 holders of record and the Registrant closing share price on that date was $0.12.

During the 2001 fiscal year the Registrant did not issue any securities.

During the 2000 fiscal year the Registrant issued the following securities at the following prices. There were no underwriters engaged and no underwriting discounts or commissions paid. All issuances were made pursuant to Rule 903(b)(3) of Regulation S, promulgated pursuant to the Securities Act.

Date	Type of Security	Number	Proceeds	Exemption

10/04/00 (1)(2)	Units	5,000,000	$250,000	Rule 903(b)(3)

28/08/00 (3)(4)	Units	400,000	$900,000	Rule 903(b)(3)

(1) The shares of Common Stock were issued to Trans-Orient Petroleum Ltd. (see PART I ITEM 7- CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS) at a price of $0.05 per share for total proceeds of $250,000. In relying on the exemption claimed, the Registrant relied on the following facts: (i) at the time of the issuance, the Registrant was not a reporting company subject to section 13 or 15d of the Exchange Act (ii) the shares of Common Stock were fully paid for and (iii) the company which received the shares of Common Stock was not resident in the United States of America.

(2) Each Unit consists of one share of Common Stock and one warrant to purchase an additional share of Common Stock at any time until April 10, 2005 at a price of $1.00 per share.

(3) The shares of Common Stock were issued to Carerra Investments Ltd. at a price of $2.25 per share for total proceeds of $900,000. In relying on the exemption claimed, the Registrant relied on the following facts (i) at the time of the issuance, the Registrant was a reporting company subject to section 13 or 15d of the 1934 Exchange Act (ii) the shares of Common Stock were fully paid for and (iii) the company which received the shares of Common Stock was not resident in the United States of America.

(4) Each Unit consists of one share of Common Stock and one warrant to purchase an additional share of Common Stock at any time until August 28, 2002 at a price of $2.25 per share.

The Registrant established a stock option plan (the “Plan”) for directors, officers, employees and consultants who provide services to the Registrant., pursuant to which 3,000,000 shares are reserved for issuance. Any options issued under the Plan will expire on the earlier of (i) 10 years from the establishment of the Plan, or (ii) the expiry date assigned to the individual option grant.

On June 20, 2000 the Registrant’s board of directors granted options to acquire up to 217,500 shares of Common Stock at an exercise price of $1.50 per share to directors, officers and individuals providing services to the Registrant and the PEP 38256 joint venture. Additionally, on October 31, 2000 the Registrant’s Board of Directors granted options to acquire up to 15,000 shares of Common Stock at an exercise price of $2.00 per share to Arthur Evans. The options granted are subject to a vesting schedule whereby 1/6 of the total granted vests every six months from the date of granting. Additionally the options carry restrictions on resale whereby a maximum of 25% of the amount vested can be resold in any 30-day period. The directors and officers who were granted options are the following:

Name	Title	Total Amount	First Vesting Date

Cameron Fink	President	20,000	December 20, 2000(1)
David Bennett	Director	50,000	December 20, 2000(2)
Arthur Evans	Director	15,000	May 1, 2000(3)
Michael Hart	Director	15,000	December 20, 2000(4)
Mark Katsumata	Officer	10,000	December 20, 2000(5)

(1) On December 20, 2001 of the total amount under option, 10,000 shares of Common Stock may be acquired under the vesting schedule.

(2) On December 20, 2001 of the total amount under option, 25,000 shares of Common Stock may be acquired under the vesting schedule. An option to acquire up to 10,000 shares of Common Stock was granted to Mr. David Bennett’s spouse Jenni Lean. Both Mr. Bennett’s options and Jenni Lean’s options are held within a family trust of which Mr. Bennett and Jenni Lean are beneficiaries.

(3) On May 1, 2001 of the total amount under option, 7,500 shares of Common Stock may be acquired under the vesting schedule.

(4) On December 20, 2001 of the total amount under option, 7,500 shares of Common Stock may be acquired under the vesting schedule.

(5) On December 20, 2001 the options expired as Mr. Katsumata resigned as an officer of the Company.

ITEM 2.      LEGAL PROCEEDINGS

There are no material legal proceedings to which the Registrant is subject to or which are anticipated or threatened. From time to time, however, the Registrant may become subject to claims and litigation generally associated with any business venture.

ITEM 3.      CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

There were no changes or disagreements with accountants for the fiscal year ended September 30, 2001.

ITEM 4.      RECENT SALES OF UNREGISTERED SECURITIES

Since 1997, the Registrant has issued the following unregistered securities at the following prices. There were no underwriters engaged and no underwriting discounts or commissions paid. All issues were made pursuant to exemptions from registration pursuant to Rule 504 of Regulation D and Rule 903(b)(3) of Regulation S, promulgated pursuant to the Securities Act.

Date	Type of Security	Number	Proceeds	Exemption

1997
02/04/97	Common Stock	2,000,000	$101,000	Rule 504 (See Note 1)
11/08/97	Common Stock	3,000,000	$30,000	Rule 903(b)(3) (See Note 2)
29/09/97	Common Stock	4,000,000	$200,000	Rule 504 (See Note 3)
31/12/97	Common Stock	2,000,000	$100,000	Rule 504 (See Note 4)

1998
02/07/98	Common Stock	1,500,000	$375,000	Rule 903(b)(3) (See Note 5)
14/08/98	Common Stock	500,000	$125,000	Rule 903(b)(3) (See Note 6)

1999
17/03/99	Common Stock	1,200,000	$600,000	Rule 903(b)(3) (See Note 7)

2000
10/04/00	Units	5,000,000	$250,000	Rule 903(b)(3) (See Note 8)
25/08/00	Units	400,000	$900,000	Rule 903(b)(3) (See Note 9)

(1) The Registrant’s offer and sale in reliance on SEC Rule 504 was made to 40 persons, including Pacific Reach Management Ltd., a private company wholly-owned by Alex Guidi, when the Registrant was not a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Registrant sold 1,000,000 shares of Common Stock at a purchase price of $.001 per share, for gross proceeds of $1,000, and filed a Form D with the SEC reporting the offering, on March 5, 1997. Additionally, the Registrant sold 1,000,000 shares of Common Stock at a purchase price of $.10 per share, for gross proceeds of $100,000, and filed a Form D with the SEC, reporting the offering, on March 6, 1997. No form of general solicitation or advertising was conducted in connection the offerings.

(2) The Registrant’s offer and sale in reliance on SEC Rule 903(b)(3) was in an “offshore transaction” as defined in SEC Rule 903(a)(1), to International Resource Management Corporation, a British Columbia corporation, formerly known as 437577 B.C. Ltd., now in which Mr. Alex Guidi is the sole beneficial shareholder, and no “directed selling efforts”, as defined in SEC Rule 903(a)(2), were made in the U.S. by the Registrant, a distributor of the offering or any of their affiliates or agents acting on behalf of them. The Registrant sold 3,000,000 shares of Common Stock at a purchase price of $.01 per share, for gross proceeds of $30,000.

(3) The Registrant’s offer and sale in reliance on SEC Rule 504 was made to approximately 8 persons, when the Registrant was not a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Registrant sold 4,000,000 shares of Common Stock at a purchase price of $.05 per share, for gross proceeds of $200,000, and filed a Form D with the SEC reporting the offering, on September 19, 1997. No form of general solicitation or advertising was conducted in connection the offering.

(4) The Registrant’s offer and sale in reliance on SEC Rule 903(b)(3) was made in 4 “offshore transactions” as defined in SEC Rule 903(a)(1), to Bamby Investments Ltd., Carrera Investments Ltd, CCD Consulting Commerce Distribution Ag and Corvalor Investments & Finance Establishment and no “directed selling efforts”, as defined in SEC Rule 903(a)(2), were made in the U.S. by the Registrant, a distributor of the offering or any of their affiliates or agents acting on behalf of them. The Registrant sold 500,000 shares of Common Stock in each transaction, at a purchase price of $.05 per share for gross proceeds of $100,000.

(5) The Registrant’s offer and sale in reliance on SEC Rule 903(b)(3) was in an “offshore transaction” as defined in SEC Rule 903(a)(1), to (i) Source Rock Holdings Ltd., a wholly-owned subsidiary of Indo-Pacific Energy Ltd., and (ii) Reservoir Rock Holdings Ltd., a wholly-0wned subsidiary of Trans-Orient Petroleum Ltd. No “directed selling efforts”, as defined in SEC Rule 903(a)(2), were made in the U.S. by the Registrant, a distributor of the offering or any of their affiliates or agents acting on behalf of them. The Registrant sold an aggregate of 1,500,000 shares of Common Stock, at a purchase price of $.25 per share, for gross proceeds of $375,000.

(6) The Registrant’s offer and sale in reliance on SEC Rule 903(b)(3) was in an “offshore transaction” as defined in SEC Rule 903(a)(1), to Reservoir Rock Holdings Ltd., a wholly-wned subsidiary of Trans-Orient Petroleum Ltd., and no “directed selling efforts”, as defined in SEC Rule 903(a)(2), were made in the U.S. by the Registrant, a distributor of the offering or any of their affiliates or agents acting on behalf of them. The Registrant sold 500,000 shares of Common Stock at a purchase price of $.25 per share, for gross proceeds of $125,000.

(7) The Registrant’s offer and sale in reliance on SEC Rule 903(b)(3) was in an “offshore transaction” as defined in SEC Rule 903(a)(1), to (i) Source Rock Holdings Ltd., a wholly-owned subsidiary of Indo-Pacific Energy Ltd., and (ii) Reservoir Rock Holdings Ltd., a wholly-0wned subsidiary of Trans-Orient Petroleum Ltd. No “directed selling efforts”, as defined in SEC Rule 903(a)(2), were made in the U.S. by the Registrant, a distributor of the offering or any of their affiliates or agents acting on behalf of them. The Registrant sold an aggregate of 1,200,000 shares of Common Stock, at a purchase price of $.50 per share, for gross proceeds of $600,000.

(8) The Registrant’s offer and sale in reliance on SEC Rule 903(b)(3) was in an “offshore transaction” as defined in SEC Rule 903(a)(1), to Trans-Orient Petroleum Ltd., and no “directed selling efforts”, as defined in SEC Rule 903(a)(2), were made in the U.S. by the Registrant, a distributor of the offering or any of their affiliates or agents acting on behalf of them. The Registrant sold 5,000,000 Units (each Unit consisting of one share of common stock and one warrant to purchase an additional share of common stock at any time until April 10, 2005 at a purchase price of $1.00 per share), at a purchase price of $0.05 per Unit for gross proceeds of $250,000.

(9) The Registrant’s offer and sale in reliance on SEC Rule 903(b)(3) was in an “offshore transaction” as defined in SEC Rule 903(a)(1), to Carrera Investments, and no “directed selling efforts”, as defined in SEC Rule 903(a)(2), were made in the U.S. by the Registrant, a distributor of the offering or any of their affiliates or agents acting on behalf of them. The Registrant sold 400,000 Units (each Unit consisting of one share of common stock and one warrant to purchase an additional share of common stock at any time until August 25, 2002 at a purchase price of $2.25 per share), at a purchase price of $2.25 per Unit for gross proceeds of $900,000.

The Registrant established a stock option plan (the “Plan”) for directors, officers, employees and consultants who provide services to the Registrant. Under the terms of the plan, 3,000,000 shares will be reserved for issuance under the plan. Any options issued under the plan will expire on the earlier of 10 years from the establishment of the Plan or the expiry date assigned to the individual option grant. As of May 23, 2000, the Registrant has not issued any options under the Plan. The Registrant is in the process of determinin g the appropriate number of options each director, officer, employee and consultants of the Registrant will receive. (See Item-1 Recent Developments, for recent issuances of stock options)

As at February 10, 2002 there are 5,000,000 shares subject to warrants to acquire common shares held as follows:

Name and Address	Number of Shares	Expiry Date and	Percent of
of Beneficial Owner	Under Option	Exercise Price	Class

Trans-Orient Petroleum Ltd.		April 10, 2005
1200-1090 West Pender Street,	5,000,000	US $1.00 per share	93%
Vancouver, BC, Canada

Carrera Investments Ltd.	400,000	August 25, 2002	7%
Stockenstrasse 10		US$ 2.25 per share
P.O Box 4472
8022 Zurich
Switzerland

ITEM 5.      INDEMNIFICATION OF OFFICERS AND DIRECTORS.

Section 78.7502 of the Nevada Revised Statutes provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any litigation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Any indemnification made under section 78.7502 must be determined to be proper, on a case-by-case basis, by either the Registrant’s stockholders, a quorum of its Board of Directors (excluding any directors named in the action) or by the written opinion of its legal counsel. The Registrant’s Articles of Incorporation and its Bylaws provide for indemnification of its directors, officers, employees or agents against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement if they acted in good faith and reasonably believed their conduct or action to be in the Registrant’s best interest.

PART F/S

AMG OIL LTD.
(Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)

Consolidated Financial Statements

September 30, 2001 and 2000

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of AMG Oil Ltd. (formerly Trans New Zealand Oil Company) (A Development Stage Enterprise)

We have audited the accompanying consolidated balance sheets of AMG Oil Ltd. (formerly Trans New Zealand Oil Company) (a development stage enterprise) as of September 30, 2001 and 2000 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years ended September 30, 2001, 2000 and 1999 and for the period from inception on February 20, 1997 to September 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the fi nancial position of AMG Oil Ltd. (formerly Trans New Zealand Oil Company) (a development stage enterprise) as of September 30, 2001 and 2000 and the results of its operations and its cash flows for the years ended September 30, 2001, 2000 and 1999 and for the period from inception on February 20, 1997 to September 30, 2001 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage enterprise and has yet to establish any revenues from business operations. As a result, there is substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CERTIFIED PUBLIC ACCOUNTANTS

Bellingham, Washington
December 12, 2001

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Consolidated Balance Sheets

As at September 30,	2001	2000

Assets

Current

Cash	$277,641	$850,808
Accounts receivable	137	163
Prepaid expenses	2,912	6,403

	280,690	857,374

Investments	11,919	31,041
Property and equipment	4,043	5,378
Oil and gas interest, full cost method	274,671	497,987

Total Assets	$571,323	$1,391,780

Liabilities

Current

Accounts payable and accrued liabilities	$7,518	$15,012
Due to related parties	9,900	23,404

Total Liabilities	17,418	38,416

Commitments and Contingencies

Stockholders’ Equity

Common stock, $0.00001 par value
100,000,000 shares authorized
Issued and outstanding at September 30,
2001: 19,600,000 shares
2000: 19,600,000 shares	196	196
Additional paid-in capital	2,817,374	2,723,059
Deficit accumulated during the development stage	(2,263,665)	(1,369,891)

Total Stockholders’ Equity	553,905	1,353,364

Total Liabilities and Stockholders’ Equity	$571,323	$1,391,780

See accompanying notes to the consolidated financial statements

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Consolidated Statements of Operations

				Cumulative
				from Inception
				on February 20,
	Year Ended	Year Ended	Year Ended	1997 to
	September 30,	September 30,	September 30,	September 30,
	2001	2000	1999	2001

Expenses

General and administrative	$178,587	$264,370	$43,786	$532,856
Loss on sale of investments	-	-	16,135	16,135
Write-down of investments	19,122	21,835	48,551	233,854
Write-down of oil and gas interest	711,633	834,396	160	1,546,189

	909,342	1,120,601	108,632	2,329,034

Other Income

Interest income	15,568	14,131	11,467	58,430
Gain on sale of oil and gas interest	-	-	-	6,939

	15,568	14,131	11,467	65,369

Net loss for the period	$(893,774)	$(1,106,470)	$(97,165)	$(2,263,665)

Basic and diluted loss per
share	$(0.05)	$(0.07)	$(0.01)	$(0.12)

See accompanying notes to the consolidated financial statements

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows

				Cumulative
				from Inception
				on February 20,
	Year Ended	Year Ended	Year Ended	1997 to
	September 30,	September 30,	September 30,	September 30,
	2001	2000	1999	2001

Operating Activities
Net loss for the period	$(893,774)	$(1,106,470)	$(97,165)	$(2,263,665)
Adjustments to reconcile net loss to
cash applied to operating activities:
Depreciation	1,436	410	-	1,846
Compensation expense from stock
options	94,315	42,255	-	136,570
Loss on sale of investments	-	-	16,135	16,135
Write-down of investments	19,122	21,835	48,551	233,854
Write-down of oil and gas interest	711,633	834,396	160	1,546,189
Gain on sale of oil and gas interest	-	-	-	(6,939)
Changes in non-cash working capital:
Accounts receivable	26	(71)	825	(137)
Accounts payable and accrued liabilities	(7,494)	8,940	334	7,518
Due to related parties	(13,504)	23,404	-	9,900
Prepaid expenses	3,491	(6,403)	-	(2,912)

Net cash used in operating activities	(84,749)	(181,704)	(31,160)	(321,641)

Financing Activities
Common shares issued for cash	-	1,150,000	600,000	2,681,000

Net cash provided by financing activities	-	1,150,000	600,000	2,681,000

Investing Activities
Purchase of investments	-	-	-	(324,856)
Proceeds from sale of investments	-	-	72,948	72,948
Oil and gas exploration expenditures	(488,317)	(369,829)	(539,407)	(1,823,921)
Purchase of property and equipment	(101)	(5,788)	-	(5,889)

Net cash used in investing activities	(488,418)	(375,617)	(466,459)	(2,081,718)

Net increase (decrease) in cash
during the period	(573,167)	592,679	102,381	277,641
Cash position - Beginning of year	850,808	258,129	155,748	-

Cash position - End of year	$277,641	$850,808	$258,129	$277,641

Supplemental disclosure of non-cash
investing activities:
Purchase of investments	$-	$-	$-	$(10,000)

See accompanying notes to the consolidated financial statements

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Consolidated Statements of Changes in Stockholders’ Equity

For the Years Ended September 30, 2001, 2000 and 1999

				Deficit
				Accumulated
	Common Stock		Additional	during the	Total
			Paid-in	Development	Stockholders’
	Shares	Amount	Capital	Stage	Equity

Balance at September 30,
1998	13,000,000	$130	$930,870	$(166,256)	$764,744
Common stock issued for
cash at $0.50 per share	1,200,000	12	599,988		600,000
Net loss during the year				(97,165)	(97,165)

Balance at September 30,
1999	14,200,000	142	1,530,858	(263,421)	1,267,579
Common stock issued for
cash at $ 0.05 per share	5,000,000	50	249,950		250,000
Common stock issued for
cash at $ 2.25 per share	400,000	4	899,996		900,000
Net compensation expense
from stock options			42,255		42,255
Net loss during the year				(1,106,470)	(1,106,470)

Balance at September 30,
2000	19,600,000	196	2,723,059	(1,369,891)	1,353,364
Net compensation expense
from stock options			94,315		94,315
Net loss during the year				(893,774)	(893,774)

Balance at September 30,
2001	19,600,000	$196	$2,817,374	$(2,263,665)	$553,905

See accompanying notes to the consolidated financial statements

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements

For the Years Ended September 30, 2001, 2000 and 1999

NOTE 1 - NATURE OF OPERATIONS AND CONTINGENCIES

The Company was incorporated under the laws of the State of Nevada as Trans New Zealand Oil Company on February 20, 1997. The Company’s name was subsequently changed to AMG Oil Ltd. on July 27, 1998. The business of the Company is the acquisition and exploration of oil and gas interests.

The Company is a development stage enterprise and is required to identify that these consolidated financial statements are those of a development stage enterprise in accordance with paragraph 12 of Statement of Financial Accounting Standards No. 7. However, the Company is primarily engaged in the exploration of PEP 38256, its only oil and gas interest, and is not engaged in the development of PEP 38256, as that term is defined in the oil and gas industry.

The Company has yet to determine whether PEP 38256 contains oil and gas reserves that are economically recoverable. Further, there can be no assurance that the Company will ever discover commercial quantities of oil and gas or obtain proved reserves. The recoverability of the amounts capitalized for oil and gas property is dependent upon the completion of exploration work, the discove ry of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

The Company does not generate sufficient cash flow from operations to fund its entire exploration activities and has therefore relied principally upon the issuance of securities for financing. Additionally, the Company may reduce its exposure in its oil and gas interest by farming out to other participants. The Company intends to continue relying upon these measures to finance its operations and exploration activities to the extent such measures are available and obtainable under terms acceptable to the Company. These conditions raise substantial doubt regarding the Company's ability to continue as a going concern.

Refer to Note 7

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Consolidation

These consolidated financial statements include the accounts of AMG Oil Ltd. and its wholly-owned subsidiaries, AMG Oil Holdings Ltd., AMG Oil (NZ) Limited and Trans New Zealand Oil (PNG) Limited. All significant intercompany balances and transactions have been eliminated.

b) Accounting Principles and Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Actual results may differ from those estimates.

c) Translation of Foreign Currencies

The Company’s foreign operations through its subsidiaries are of an integrated nature and accordingly, the functional currency of the Company’s foreign subsidiaries, is the United States dollar.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements

For the Years Ended September 30, 2001, 2000 and 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenues and expenses arising from foreign currency transactions are translated into United States dollars at the average rate for the year. Monetary assets and liabilities are translated into United States dollars at the rates prevailing at the balance sheet date. Other assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Exchange gains and losses are recorded as income or expense in the year in which they occur.

d) Financial Instruments and Financial Risk

Cash, accounts receivable, accounts payable and accrued liabilities and due to related parties are carried at cost which approximates fair value due to the short-term nature of these instruments. Investments are carried at fair value.

e) Joint Operations

The Company's oil and gas activities are conducted jointly with other companies and accordingly, these financial statements reflect only the Company's proportionate interest in these activities.

Refer to Note 5

f) Investments

Investments are classified as available-for-sale securities and reported at fair value, based on quoted market prices, with any unrealized losses from temporary declines or unrealized gains reported as a component of “Cumulative Comprehensive Adjustment” in stockholders’ equity. An other-than-temporary impairment requires the cost basis of the individual security to be written down to the fair value with the amount of the write-down accounted for as a realized loss and included in earnings.

Refer to Note 6

g) Property and equipment

Property and equipment consist of furniture, leasehold improvements and office equipment and are recorded at cost and depreciated over their estimated useful lives on a declining balance basis at annual rates of 20% to 30%.

Refer to Note 4

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements

For the Years Ended September 30, 2001, 2000 and 1999

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h) Oil and Gas Interest

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the acquisition, exploration and development of oil and gas interests are capitalized in cost centers on a country-by-country basis. Such costs include property acquisition costs, geological and geophysical studies, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, and overhead expenses directly related to these activities.

The Company is primarily engaged in the exploration of PEP 38256, an unproved oil and gas interest, and has yet to determine whether PEP 38256 contains oil and gas reserves that are economically recoverable. The Company does not have any other oil and gas interests. PEP 38256 is assessed for impairment on an annual basis by applying factors that rely on historical experience. In general, the Company may write-off all, or a portion of, PEP 38256 under one or more of the following conditions:

i) there are no firm plans for further drilling on the unproved interest;
ii) negative results were obtained from studies of the unproved interest;
iii) negative results were obtained from studies conducted in the vicinity of the unproved interest; or
iv) the remaining term of the unproved interest does not allow sufficient time for further studies or drilling.

Calculations for depletion and the ceiling test are required under the full cost method. Although these calculations are summarized below, they may not apply to the Company and may never apply to the Company unless proved reserves are discovered or acquired, which may never happen.

Depletion is calculated for producing interests by using the unit-of-production method based on proved reserves, before royalties, as determined by management of the Company or independent consultants. Sales of oil and gas interests are accounted for as adjustments to capitalized costs, without any gain or loss recognized, unless such adjustments significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center. Costs of abandoned oil and gas interests are accounted for as adjustments to capitalized costs and written off to expense.

A ceiling test is applied to each cost center by comparing the net capitalized costs to the present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved interests net of impairment, and less the effects of income taxes. Any excess capitalized costs are written off to expense.

i) Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactment of changes in the tax laws or rates are considered.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements

For the Years Ended September 30, 2001, 2000 and 1999

NOTE 3 - INVESTMENTS

Investments comprise of 6,616 common shares (79,400 shares prior to a 1 for 12 share consolidation) (September 30, 2000: 6,616 shares) of Trans-Orient Petroleum Ltd. (“Trans-Orient”) acquired at a cost of $235,773 (September 30, 2000: $235,773) and having a fair value of $1,919 (September 30, 2000: $21,041) and 600,000 common shares (September 30, 2000: 600,000) of Gondwana Energy, Ltd. (“Gondwana”) acquired at a deemed cost of $10,000 and having a fair value of $10,000 (September 30, 2000: $10,000). During the 2001 fiscal year, the Company recorded a write-down of investments of $19,122 (2000 fiscal year: $21,835 and 1999 fiscal year: $48,551) resulting from an other-than-temporary impairment in the fair value of Trans-Orient. The amount of the write-down was accounted for as a realized loss and included in earnings. At September 30, 2001 and 2000, gross unrealized holdings gains/(losses) are Nil.

The Company has the right to a further 600,000 common shares of Gondwana if a commercial discovery is located in Petroleum Exploration Permit 38723.

Refer to Note 6

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

	2001	2000

Furniture and office equipment	$4,832	$4,760
Leasehold improvements	1,057	1,028

	5,889	5,788
Accumulated depreciation	(1,846)	(410)

	$4,043	$5,378

NOTE 5 - OIL AND GAS INTEREST

As at September 30, 2001, the Company has a 52.5% participating interest in Petroleum Exploration Permit 38256 ("PEP 38256"), which was granted on August 25, 1997. PEP 38256 is located in New Zealand and provides for the exclusive right to explore for petroleum for an initial term of five years, renewable for an additional five years. One-half of the original area was relinquished on August 25, 2000, and a further one half of the remaining area is required to be relinquished upon renewal of PEP 38256, by August 25, 2002. The other participants in PEP 38256 are Indo-Pacific Energy Ltd. (“Indo-Pacific”) (20%), as the operator, Durum Cons. Energy Corp. (“Durum”) (10%), Magellan Petroleum Australia Limited (“Magellan”) (7.5%) and Orion Exploration Limited (“Orion”) (10%).

By an agreement dated June 25, 1998, the Company acquired a right to earn up to an 80% participating interest in PEP 38256 from Indo-Pacific and Trans-Orient Petroleum Ltd. (“Trans-Orient”). In December 1998, the Company earned a 30% participating interest in PEP 38256 by funding all of the costs of acquiring, processing and interpreting 200 kilometers of seismic data.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements

For the Years Ended September 30, 2001, 2000 and 1999

NOTE 5 - OIL AND GAS INTEREST (continued)

During the 2001 fiscal year the Company earned an additional 50% participating interest by funding all of the costs of required seismic and drilling for two exploration wells.

The Company entered into farm in agreements during the 2001 fiscal year with Orion (10%), Magellan (20% of the South Area) and Durum (20% of the North Area), resulting in the Company’s interest in the permit being reduced to 50% of the North Area of PEP 38256 and 50% of the South Area of PEP 38256. The farm out agreements required Orion, Magellan and Durum to pay drilling and related costs of 20%, 34% of the South area and 40% of the north area, respectively.

During the 2001 fiscal year, Magellan reduced its interest of 20% of the south area of the permit to 12% of the south area of the permit, increasing the Company’s interest to 58% of the South Area, per certain conditions in the farm in agreement dated October 19, 2000.

During the 2001 fiscal year, as approved by a director’s resolution dated May 29, 2001 and by the Minister of Energy of New Zealand, certain participants reorganized their equity interests in the permit to streamline permit operations. Under the new terms, the north and south beneficial acreages were combined into one. As a result of the reorganization, effective July 2, 2001 the Company holds a 52.5% interest in the entire permit.

During the period an impairment test was performed by the Company and the operator of PEP 38256 and as a result the Company has written-off capitalized costs of $711,633 relating to the property.

The Company and the other participants have completed the work program required for the entire five-year term.

At September 30, 2001, PEP 38256 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2002 fiscal year. However, the Company estimates costs of $25,000 for exploration expenditures to be incurred in the 2002 fiscal year.

Refer to Notes 6 and 7

NOTE 6 - RELATED PARTY TRANSACTIONS

Certain transactions of the Company involve publicly traded companies having directors, officers and/or principal shareholders in common with the Company. These companies are Indo-Pacific Energy Ltd. (“Indo-Pacific”), Trans-Orient Petroleum Ltd. (“Trans -Orient”), Durum Cons. Energy Corp. (“Durum”), Gondwana Energy, Ltd. (“Gondwana”) and Verida Internet Corp. (“Verida”).

a) Investments

Investments consist of common shares of Trans-Orient and Gondwana. During the 1998 fiscal year, the Company sold its 20% participating interest in Petroleum Exploration Permit 38723 (“PEP 38723”) to Gondwana in exchange for 600,000 common shares of Gondwana at a deemed value of $0.01667 per share. If a commercial discovery is located in PEP 38723 before October 30, 2002, an additional 600,000 common shares of Gondwana will be issued to the Company.

Refer to Note 3

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements

For the Years Ended September 30, 2001, 2000 and 1999

NOTE 6 - RELATED PARTY TRANSACTIONS (continued)

b) Oil and Gas Interest

During the 1998 fiscal year, Indo-Pacific granted the Company a right to earn up to an 80% participating interest in Petroleum Exploration Permit 38256 (“PEP 38256”).

During the 2001 fiscal year, the Company entered into a farm in agreement with Durum, whereby Durum earned a 20% interest in the North Area of the permit for paying 40% of the costs of drilling and the plugging and abandoning or the setting of casing of the Arcadia-1 well and thereafter paying 20% of all costs of the joint operations ongoing in the North Area.

During the 2001 fiscal year, the Company entered an agreement with Indo-Pacific, Durum and other joint venture partners to amend its interest in PEP 38256.

Refer to Note 5

c) Private Placements and Stock Options

During the 2000 fiscal year, the Company issued 5,000,000 shares at a price of $0.05 per share to Trans -Orient, pursuant to a private placement agreement for total proceeds of $250,000. Additionally, each share purchased included one warrant to purchase an additional share of common stock exercisable at a price of $1.00 per share expiring on April 10, 2005.

During the 2001 fiscal year, the Company granted stock options to purchase 15,000 shares, exercisable at a price of $2.00 per share to a director of the Company. As these stock options were not compensatory in nature, the calculations of compensation cost under APB 25 and SFAS 123 do not apply.

During the 2001 fiscal year, options to purchase 200,000 shares and 600,000 shares at a price of $0.50 per share, held by Source Rock and Reservoir Rock, respectively, expired, as they were not exercised.

Refer to Note 8

d) Consulting Agreements

During the 2001 fiscal year, the Company paid $7,879 (2000 fiscal year: $7,175 and 1999 fiscal year: $4,483) in consulting fees to directors of the Company. During the 2001 fiscal year, the Company incurred $ 9,968 (2000 fiscal year: $51,868 and 1999 fiscal period: $18,288) in consulting fees and for website services to a Company having directors, officers and/or principal shareholders in common with the Company.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements

For the Years Ended September 30, 2001, 2000 and 1999

NOTE 6 - RELATED PARTY TRANSACTIONS (continued)

e) Due to Related Party

At September 30, 2001 the Company owed Indo-Pacific $6,381 (September 30, 2000: $23,404). This amount is non-interest bearing and has no fixed terms of repayment.

During the 2001 fiscal year the Company incurred $58,257 (2000 fiscal year: $56,100 and 1999 fiscal year: Nil) of mainly general and administrative costs through DLJ Management Corp., (“DLJ”), a wholly owned subsidiary of Trans-Orient. This amount represents costs incurred by DLJ on behalf of the Company. At September 30, 2001 the Company owes DLJ $3,519 (September 30, 2000: Nil).

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company participates in oil and gas exploration and development activities as a joint venturer with related parties and is contractually committed under agreements to complete certain exploration programs. The Company’s management estimates that the total commitments under various agreements are approximately $25,000.

The Company is not aware of any events of noncompliance in its operations with any environmental laws or regulations nor of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

NOTE 8 - COMMON STOCK

a) Authorized and Issued Share Capital

The authorized share capital of the Company is 100,000,000 shares of common stock with a par value of $0.00001 per share. At September 30, 2001, there were 19,600,000 shares (September 30, 2000: 19,600,000 shares) issued and outstanding.

b) Share Issuances

During the 2000 fiscal year, the Company issued 5,400,000 shares pursuant to private placements for total cash proceeds of $1,150,000.

Refer to Note 6

c) Stock Options

The Company applies Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees (“APB 25”) to account for all compensatory stock options granted. Further, Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation ("SFAS 123") requires additional disclosure to reflect the results of the Company had it elected to follow SFAS 123.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements

For the Years Ended September 30, 2001, 2000 and 1999

NOTE 8 - COMMON STOCK (continued)

SFAS 123 requires a fair value based method of accounting for all compensatory stock options using the Black-Scholes option pricing model. However, these models were developed for use in estimating the fair value of traded options and require the input of and are highly sensitive to subjective assumptions including the expected stock price volatility. The stock options granted by the Company have characteristics significantly different from those of traded options and, in the opinion of management, the existing model does not provide a reliable single measure of the fair value of any compensatory stock options granted by the Company.

In accordance with SFAS 123, the following is a summary of the changes in the Company’s stock options for the 2001, 2000 and 1999 fiscal periods:

	2001		2000		1999

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
Fixed Options	of Shares	Price	of Shares	Price	of Shares	Price

Balance at beginning of
Year	1,017,500	$0.71	800,000	$0.50	2,000,000	$0.50
Granted	15,000	2.00	217,500	1.50	-	-
Exercised	-	-	-	-	(1,200,000)	0.50
Expired	(800,000)	0.50	-	-	-

Outstanding and
exercisable at end of
year	232,500	$1.53	1,017,500	$0.71	800,000	$0.50

Weighted-average fair
value of options granted
during the year		$ -		$2.08		$-

During the 2001 fiscal year, the Company granted stock options to purchase 15,000 shares, exercisable at a price of $2.00 per share to a director of the Company. As these stock options were not compensatory in nature, the calculation of compensation cost under APB 25 and SFAS 123 do not apply.

During the 2001 fiscal year, options to purchase 200,000 shares and 600,000 shares at a price of $0.50 per share, held by Source Rock Holdings Limited and Reservoir Rock Holdings Limited, respectively, expired, as they were not exercised.

During the 2000 fiscal year, the Company granted stock options to purchase a total of 217,500 shares exercisable at a price of $1.50 per share. The weighted average fair value of the options granted was estimated at the date of grant or amendment using a Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rate of 6.23%; volatility factors of the expected market price of the Company’s common stock of 1.49; option lives of 5 years; and no expected dividends.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements

For the Years Ended September 30, 2001, 2000 and 1999

NOTE 8 - COMMON STOCK (continued)

Additionally, stock options to purchase 800,000 shares at a price of $0.50 until July 31, 2000 were amended to establish a new expiry date of December 31, 2000. No stock options were granted during the 1999 fiscal year thus no weighted-average fair value has been assigned.

The following is a summary of the Company’s net loss and basic and diluted loss per share as reported and pro forma as if the fair value based method of accounting defined in SFAS 123 had been applied for the 2001, 2000 and 1999 fiscal years:

	2001		2000		1999

	As	Pro	As	Pro	As	Pro
	Reported	Forma	Reported	Forma	Reported	Forma

Net loss for the year	$(893,774)	$(863,814)	$(1,106,470)	$(1,093,048)	$(97,165)	$(97,165)

Basic and diluted
Loss per share	$(0.05)	$(0.05)	$(0.07)	$(0.07)	$(0.01)	$(0.01)

The following stock options are outstanding at September 30, 2001:

Number	Price	Expiry
of Shares	per Share	Date

217,500	$1.50	June 20, 2005
15,000	$2.00	October 31, 2005

232,500

Refer to Note 6

NOTE 9 - LOSS PER SHARE

Statement of Financial Accounting Standards No. 128: Earnings per Share (“SFAS 128”) replaces the presentation of primary earnings per share (“EPS”) with a presentation of both basic and diluted EPS for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully-diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

Stock options outstanding are not included in the computation of diluted loss per share as such inclusion would be antidilutive due to net losses incurred for the 2001, 2000 and 1999 fiscal periods. A reconciliation of the numerators and denominators of the basic and diluted loss per share calculations are as follows:

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements

For the Years Ended September 30, 2001, 2000 and 1999

NOTE 9 - LOSS PER SHARE (continued)

	2001	2000	1999

Numerator, net loss for the period	$(893,774)	$(1,106,470)	$(97,165)

Denominator:
Weighted-average number of shares
Outstanding	19,600,000	16,624,110	13,650,959

Basic and diluted loss per share	$(0.05)	$(0.07)	$(0.01)

NOTE 10 - INCOME TAXES

Statement of Financial Accounting Standards No. 109: Accounting for Income Taxes (“SFAS 109”) requires that deferred taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. The adoption of SFAS 109 had no material effect on the Company’s financial statements. Pursuant to SFAS 109, the potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years. The components of the net deferred tax asset, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are as follows:

	2001	2000	1999

Net operating loss carryforwards	$(617,230)	$(535,171)	$(288,869)

Deferred tax asset	$209,958	$181,958	$96,159
Valuation allowance	(209,958)	(181,958)	(96,159)

Net deferred tax asset	$-	$-	$-

A valuation allowance has been established, and accordingly, no benefit has been recognized for the Company’s deferred tax assets. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company’s current history of net losses and the expected near-term future losses. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

The Company’s subsidiary in New Zealand has tax losses of NZ$3,785,565 to offset future years taxable income in New Zealand. The realization of these tax loss benefits is dependent on generating sufficient taxable income and satisfying shareholder continuity requirements in accordance with New Zealand tax law.

The Company’s net operating loss carryforward expires at various dates from the year 2007 to 2020.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements

For the Years Ended September 30, 2001, 2000 and 1999

NOTE 11 - COMPARATIVE FIGURES

Certain comparative figures have been restated to conform to the presentation of the 2001 fiscal year.

NOTE 12 - SUBSEQUENT EVENTS

No events have occurred subsequent to September 30, 2001, which would have a significant effect on these consolidated financial statements.

AMG OIL LTD.

(Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)

Consolidated Financial Statements

For the Ten Month Period Ended July 31, 2002

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of AMG Oil Ltd. (formerly Trans New Zealand Oil Company) (A Development Stage Enterprise)

We have audited the accompanying consolidated balance sheets of AMG Oil Ltd. (formerly Trans New Zealand Oil Company) (a development stage enterprise) as of July 31, 2002 and September 30, 2001 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the ten month periods ended July 31, 2002 and 2001 and for the period from inception on February 20, 1997 to July 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMG Oil Ltd. (formerly Trans New Zealand Oil Company) (a development stage enterprise) as of July 31, 2002 and September 30, 2001 and the results of its operations and its cash flows for the ten month periods ended July 31, 2002 and 2001 and for the period from inception on February 20, 1997 to July 31, 2002 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company is a development stage enterprise and has yet to establish any revenues from business operations. As a result, there is substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CERTIFIED PUBLIC ACCOUNTANTS

Bellingham, Washington
September 27, 2002

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Consolidated Balance Sheets

	July 31,	September 30,
	2002	2001

Assets
Current

Cash	$181,325	$277,641
Accounts receivable	-	137
Prepaid expenses	1,434	2,912

	182,759	280,690

Investments	10,993	11,919
Property and equipment	3,162	4,043
Oil and gas interest, full cost method	286,208	274,671

Total Assets	$483,122	$571,323

Liabilities

Current

Accounts payable and accrued liabilities	$1,878	$7,518
Due to related parties	9,876	9,900

Total Liabilities	11,754	17,418

Commitments and Contingencies

Stockholders’ Equity
Common stock, $0.00001 par value
100,000,000 shares authorized
Issued and outstanding at July 31, 2002 and
September 30, 2001: 19,600,000 shares	196	196
Additional paid-in capital	2,852,285	2,817,374
Deficit accumulated during the development stage	(2,381,113)	(2,263,665)

Total Stockholders’ Equity	471,368	553,905

Total Liabilities and Stockholders’ Equity	$483,122	$571,323

See accompanying notes to the consolidated financial statements

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Consolidated Statements of Operations

			Cumulative
			From Inception
	Ten Months	Ten Months	on February 20,
	Ended	Ended	1997 to
	July 31,	July 31,	July 31,
	2002	2001	2002

Expenses

General and administrative	$119,892	$147,594	$652,748
Loss on sale of investments	-	-	16,135
Write-down of investments	926	19,056	234,780
Write-down of oil and gas interest	-	708,429	1,546,189

	120,818	875,079	2,449,852

Other Income

Interest income	3,370	13,985	61,800
Gain on sale of oil and gas interest	-	-	6,939

	3,370	13,985	68,739

Net loss for the period	$(117,448)	$(861,094)	$(2,381,113)

Basic and diluted loss
per share	$(0.01)	$(0.04)	$(0.12)

See accompanying notes to the consolidated financial statements

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows

			Cumulative
			from Inception
	Ten Months	Ten Months	on February 20,
	Ended	Ended	1997 to
	July 31,	July 31,	July 31,
	2002	2001	2002

Operating Activities
Net loss for the period	$(117,448)	$(861,094)	$(2,381,113)
Adjustments to reconcile net loss to
cash applied to operating activities:
Depreciation	881	1,196	2,727
Compensation expense from stock options	34,911	84,507	171,481
Loss on sale of investments	-	-	16,135
Write-down of investments	926	19,056	234,780
Write-down of oil and gas interest	-	708,429	1,546,189
Gain on sale of oil and gas interest	-	-	(6,939)
Changes in non-cash working capital:
Accounts receivable	137	145	-
Accounts payable and accrued liabilities	(5,640)	(8,739)	5,505
Due to related parties	(24)	14,499	6,249
Prepaid expenses	1,478	(2,605)	(1,434)

Net cash used in operating activities	(84,779)	(44,606)	(406,420)

Financing Activities
Common shares issued for cash	-	-	2,681,000

Net cash provided by financing activities	-	-	2,681,000

Investing Activities
Purchase of investments	-	-	(324,856)
Proceeds from sale of investments	-	-	72,948
Oil and gas interest	(11,537)	(521,135)	(1,835,458)
Purchase of property and equipment	-	(100)	(5,889)

Net cash used in investing activities	(11,537)	(521,235)	(2,093,255)

Net increase (decrease) in cash
during the period	(96,316)	(565,841)	181,325
Cash position - Beginning of Period	277,641	850,808	-

Cash position - End of period	$181,325	$284,967	$181,325

See accompanying notes to the consolidated financial statements

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Consolidated Statements of Changes in Stockholders’ Equity

For the Periods Ended July 31, 2002 and 2001

				Deficit
				Accumulated	Total
	Common Stock		Additional	during the	Stockholders’
			Paid-in	Development	Equity
	Shares	Amount	Capital	Stage

Balance at September 30,
2000	19,600,000	$196	$2,723,059	$(1,369,891)	$1,353,364
Net compensation expense
from stock options			84,507		84,507
Net loss during the period				(861,094)	(861,094)

Balance at July 31,
2001	19,600,000	196	2,807,566	(2,230,985)	576,777

Net compensation expense
from stock options			9,808		9,808
Net loss during the period				(32,680)	(32,680)

Balance at September 30,
2001	19,600,000	196	2,817,374	(2,263,665)	553,905

Net compensation expense
from stock options			34,911		34,911
Net loss during the period				(117,448)	(117,448)

Balance at July 31,
2002	19,600,000	$196	$2,852,285	$(2,381,113)	$471,368

See accompanying notes to the consolidated financial statements

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements

For the Periods Ended July 31, 2002 and, 2001

NOTE 1 - NATURE OF OPERATIONS AND CONTINGENCIES

The Company was incorporated under the laws of the State of Nevada as Trans New Zealand Oil Company on February 20, 1997. The Company’s name was subsequently changed to AMG Oil Ltd. on July 27, 1998. The business of the Company is the acquisition and exploration of oil and gas interests.

The Company is a development stage enterprise and is required to identify that these consolidated financial statements are those of a development stage enterprise in accordance with paragraph 12 of Statement of Financial Accounting Standards No. 7. However, the Company is primarily engaged in the exploration of PEP 38256, its only oil and gas interest, and is not engaged in the development of PEP 38256, as that term is defined in the oil and gas industry.

The Company has yet to determine whether PEP 38256 contains oil and gas reserves that are economically recoverable. Further, there can be no assurance that the Company will ever discover commercial quantities of oil and gas or obtain proved reserves. The recoverability of the amounts capitalized for oil and gas property is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

The Company does not generate sufficient cash flow from operations to fund its entire exploration activities and has therefore relied principally upon the issuance of securities for financing. Additionally, the Company may reduce its exposure in its oil and gas interest by farming out to other participants. The Company intends to continue relying upon these measures to finance its operations and exploration activities to the extent such measures are available and obtainable under terms acceptable to the Company. These conditions raise substantial doubt regarding the Company's ability to continue as a going concern.

Refer to Note 7

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Consolidation

These consolidated financial statements include the accounts of AMG Oil Ltd. and its wholly-owned subsidiaries, AMG Oil Holdings Ltd., AMG Oil (NZ) Limited and Trans New Zealand Oil (PNG) Limited. All significant intercompany balances and transactions have been eliminated.

b) Accounting Principles and Use of Estimates

The preparation of financial statements is in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal period. Actual results may differ from those estimates.

c) Translation of Foreign Currencies

The Company’s foreign operations through its subsidiaries are of an integrated nature and accordingly, the functional currency of the Company’s foreign subsidiaries, is the United States dollar.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements

For the Periods Ended July 31, 2002 and 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenues and expenses arising from foreign currency transactions are translated into United States dollars at the average rate for the year. Monetary assets and liabilities are translated into United States dollars at the rates prevailing at the balance sheet date. Other assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Exchange gains and losses are recorded as income or expense in the year in which they occur.

d) Financial Instruments and Financial Risk

Cash, accounts receivable, accounts payable and accrued liabilities and due to related parties are carried at cost which approximates fair value due to the short-term nature of these instruments. Investments are carried at fair value.

e) Joint Operations

The Company's oil and gas activities are conducted jointly with other companies and accordingly, these financial statements reflect only the Company's proportionate interest in these activities.

Refer to Note 5

f) Investments

Investments are classified as available-for-sale securities and reported at fair value, based on quoted market prices, with any unrealized losses from temporary declines or unrealized gains reported as a component of “Cumulative Comprehensive Adjustment” in stockholders’ equity. An other-than-temporary impairment requires the cost basis of the individual security to be written down to the fair value with the amount of the write-down accounted for as a realized loss and included in earnings.

Refer to Note 6

g) Property and equipment

Property and equipment consist of furniture, leasehold improvements and office equipment and are recorded at cost and depreciated over their estimated useful lives on a declining balance basis at annual rates of 20% to 30%.

Refer to Note 4

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements

For the Periods Ended July 31, 2002 and 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h) Oil and Gas Interest

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the acquisition, exploration and development of oil and gas interests are capitalized in cost centers on a country-by-country basis. Such costs include property acquisition costs, geological and geophysical studies, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, and overhead expenses directly related to these activities.

The Company is primarily engaged in the exploration of PEP 38256, an unproved oil and gas interest, and has yet to determine whether PEP 38256 contains oil and gas reserves that are economically recoverable. The Company does not have any other oil and gas interests. PEP 38256 is assessed for impairment on an annual basis by applying factors that rely on historical experience. In general, the Company may write-off all, or a portion of, PEP 38256 under one or more of the following conditions:

i) there are no firm plans for further drilling on the unproved interest;
ii) negative results were obtained from studies of the unproved interest;
iii) negative results were obtained from studies conducted in the vicinity of the unproved interest; or
iv) the remaining term of the unproved interest does not allow sufficient time for further studies or drilling.

Calculations for depletion and the ceiling test are required under the full cost method. Although these calculations are summarized below, they may not apply to the Company and may never apply to the Company unless proved reserves are discovered or acquired, which may never happen.

Depletion is calculated for producing interests by using the unit-of-production method based on proved reserves, before royalties, as determined by management of the Company or independent consultants. Sales of oil and gas interests are accounted for as adjustments to capitalized costs, without any gain or loss recognized, unless such adjustments significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center. Costs of abandoned oil and gas interests are accounted for as adjustments to capitalized costs and written off to expense.

A ceiling test is applied to each cost center by comparing the net capitalized costs to the present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved interests net of impairment, and less the effects of income taxes. Any excess capitalized costs are written off to expense.

i) Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactment of changes in the tax laws or rates are considered.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements

For the Periods Ended July 31 2002 and 2001

NOTE 3 - INVESTMENTS

Investments are comprised of 2,205 common shares (79,400 shares prior to a 1 for 12 share consolidation and a further 1 for 3 share consolidation) (July 31, 2001: 2,205 shares) of Trans-Orient Petroleum Ltd. (“Trans-Orient”) acquired at a cost of $235,773 (September 30, 2001: $235,773) and having a book value of $993 (July 31, 2001: $1,985 and September 30, 2001: $1,919) and 600,000 common shares (July 31, 2001: 600,000 and September 30, 2001: 600,000) of Gondwana Energy, Ltd. (“Gondwana”) acquired at a deemed cost of $10,000 and having a fair value of $10,000 (July 31, 2001 and September 30, 2001: $10,000). During the 10 month period ending July 31, 2002, the Company recorded a write-down of investments of $926 (July 31, 2001: $19,056 and for the 2001 fiscal year: $19,122) resulting from an other-than-temporary impairment in the fair value of Trans-Orient. The amount of the write-down was accounted for as a realized loss and included in earnings. The fair value of the investment in Trans-Orient for the period ending July 31, 2002 is $993 (July 31, 2001: $1,985 and September 30, 2001: $1,919) At July 31, 2002 and 2001, gross unrealized holdings gains/(losses) are $Nil.

Refer to Note 6

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

	As at	As at
	July 31,	September 30,
	2002	2001

Furniture and office equipment	$4,832	$4,832
Leasehold improvements	1,057	1,057

	5,889	5,889
Accumulated depreciation	(2,727)	(1,846)

	$3,162	$4,043

NOTE 5 - OIL AND GAS INTEREST

As at July 31, 2002, the Company has a 52.5% participating interest in Petroleum Exploration Permit 38256 ("PEP 38256"), which was granted on August 25, 1997. PEP 38256 is located in New Zealand and provides for the exclusive right to explore for petroleum for an initial term of five years, renewable for an additional five years. One-half of the original area was relinquished on August 25, 2000, and a further one half of the remaining area is required to be relinquished upon renewal of PEP 38256, by August 25, 2002. The other participants in PEP 38256 are Indo-Pacific Energy Ltd. (“Indo-Pacific”) (20%), as the operator, TAG Oil Ltd. (“TAG”) (formerly “Durum Cons. Energy Corp.”) (10%), Magellan Petroleum Australia Limited (“Magellan”) (7.5%) and Orion Exploration Limited (“Orion”) (10%).

By an agreement dated June 25, 1998, the Company acquired a right to earn up to an 80% participating interest in PEP 38256 from Indo-Pacific and Trans-Orient Petroleum Ltd. (“Trans-Orient”). In December 1998, the Company earned a 30% participating interest in PEP 38256 by funding all of the costs of acquiring, processing and interpreting 200 kilometers of seismic data.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements

For the Periods Ended July 31, 2002 and 2001

NOTE 5 - OIL AND GAS INTEREST (continued)

During the 2001 fiscal year the Company earned an additional 50% participating interest by funding all of the costs of required seismic and drilling for two exploration wells.

The Company entered into farm in agreements during the 2001 fiscal year with Orion (10%), Magellan (20% of the South Area) and TAG (20% of the North Area), resulting in the Company’s interest in the permit being reduced to 50% of the North Area of PEP 38256 and 50% of the South Area of PEP 38256. The farm out agreements required Orion, Magellan and TAG to pay drilling and related costs of 20%, 34% of the South area and 40% of the north area, respectively.

During the 2001 fiscal year, Magellan reduced its interest of 20% of the south area of the permit to 12% of the south area of the permit, increasing the Company’s interest to 58% of the South Area, per certain conditions in the farm in agreement dated October 19, 2000.

During the 2001 fiscal year, as approved by a director’s resolution dated May 29, 2001 and by the Minister of Energy of New Zealand, certain participants reorganized their equity interests in the permit to streamline permit operations. Under the new terms, the north and south beneficial acreages were combined into one. As a result of the reorganization, effective July 2, 2001 the Company holds a 52.5% interest in the entire permit.

During the 2001 10-month period ended July 31, 2001 an impairment test was performed by the Company and the operator of PEP 38256 and as a result the Company wrote off capitalized costs of $708,429 relating to the property.

At July 31, 2002, PEP 38256 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the balance of the 2002 fiscal year. However, the Company estimates costs of $25,000 for exploration expenditures to be incurred in the 2002 fiscal year.

Refer to Notes 6, 7 and 12

NOTE 6 - RELATED PARTY TRANSACTIONS

Certain transactions of the Company involve publicly traded companies having directors, officers and/or principal shareholders in common with the Company. These companies are Indo-Pacific Energy Ltd. (“Indo-Pacific”), Trans-Orient Petroleum Ltd. (“Trans-Orient”), TAG Oil Ltd (“TAG”)(formerly “Durum Cons. Energy Corp.”), Gondwana Energy, Ltd. (“Gondwana”) and Verida Internet Corp. (“Verida”).

a)     Investments

Investments consist of common shares of Trans-Orient and Gondwana. During the 1998 fiscal year, the Company sold its 20% participating interest in Petroleum Exploration Permit 38723 (“PEP 38723”) to Gondwana in exchange for 600,000 common shares of Gondwana at a deemed value of $0.01667 per share. If a commercial discovery is located in PEP 38723 before October 30, 2002, an additional 600,000 common shares of Gondwana will be issued to the Company.

Refer to Note 3

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements

For the Periods Ended July 31, 2002 and 2001

NOTE 6 - RELATED PARTY TRANSACTIONS (continued)

b)     Oil and Gas Interest

During the 1998 fiscal year, Indo-Pacific granted the Company a right to earn up to an 80% participating interest in Petroleum Exploration Permit 38256 (“PEP 38256”).

During the 2001 fiscal year, the Company entered into a farm in agreement with TAG, whereby TAG earned a 20% interest in the North Area of the permit for paying 40% of the costs of drilling and the plugging and abandoning or the setting of casing of the Arcadia-1 well and thereafter paying 20% of all costs of the joint operations ongoing in the North Area.

During the 2001 fiscal year, the Company entered an agreement with Indo-Pacific, TAG and other joint venture partners to amend its interest in PEP 38256.

Refer to Note 5

c)     Private Placements and Stock Options

During the 2000 fiscal year, the Company issued 5,000,000 shares at a price of $0.05 per share to Trans-Orient, pursuant to a private placement agreement for total proceeds of $250,000. Additionally, each share purchased included one warrant to purchase an additional share of common stock exercisable at a price of $1.00 per share expiring on April 10, 2005.

During the 2001 fiscal year, the Company granted stock options to purchase 15,000 shares, exercisable at a price of $2.00 per share to a director of the Company. As these stock options were not compensatory in nature, the calculations of compensation cost under APB 25 and SFAS 123 do not apply.

During the 2001 fiscal year, options to purchase 200,000 shares and 600,000 shares at a price of $0.50 per share, held by Source Rock and Reservoir Rock, respectively, expired, as they were not exercised.

Refer to Note 8

d)     Consulting Agreements

During the 10 month period ending July 31, 2002, the Company paid $245 (July 31, 2001: $6,917) in consulting fees to directors of the Company. During the 10 months ended July 31, 2002 the Company incurred $Nil (2001: $9,968) in consulting fees and for website services to Verida, a Company having directors, officers and/or principal shareholders in common with the Company.

e) Due to Related Party

At July 31, 2002 the Company owed Indo-Pacific $6,249 (July 31, 2001: $37,903) This amount is non-interest bearing and has no fixed terms of repayment.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements

For the Periods Ended July 31, 2002 and 2001

NOTE 6 - RELATED PARTY TRANSACTIONS (continued)

During the ten-month period ending July 31, 2002 the Company incurred $51,766 (July 31, 2001: $49,798) of mainly general and administrative costs through DLJ Management Corp., (“DLJ”), a wholly owned subsidiary of Trans-Orient. This amount represents costs incurred by DLJ on behalf of the Company. At July 31, 2002 the Company owes DLJ $3,627 (July 31, 2001: $3,313).

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company participates in oil and gas exploration and development activities in joint operations with related parties and is contractually committed under agreements to complete certain exploration programs. The Company’s management estimates that the total commitments under various agreements are approximately $25,000 for the balance of the 2002 fiscal year.)

The Company is not aware of any events of noncompliance in its operations with any environmental laws or regulations nor of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

Refer to Note 12

NOTE 8 - COMMON STOCK

a) Authorized and Issued Share Capital

The authorized share capital of the Company is 100,000,000 shares of common stock with a par value of $0.00001 per share. At July 31, 2002, there were 19,600,000 shares (September 30, 2001: 19,600,000) issued and outstanding.

b) Stock Options

The Company applies Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees (“APB 25”) to account for all compensatory stock options granted. Further, Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation ("SFAS 123") requires additional disclosure to reflect the results of the Company had it elected to follow SFAS 123.

SFAS 123 requires a fair value based method of accounting for all compensatory stock options using the Black-Scholes option pricing model. However, these models were developed for use in estimating the fair value of traded options and require the input of and are highly sensitive to subjective assumptions including the expected stock price volatility. The stock options granted by the Company have characteristics significantly different from those of traded options and, in the opinion of management, the existing model does not provide a reliable single measure of the fair value of any compensatory stock options granted by the Company.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements

For the Periods Ended July 31, 2002 and 2001

NOTE 8 - COMMON STOCK (continued)

In accordance with SFAS 123, the following is a summary of the changes in the Company’s stock options for the ten months ended July 31, 2002 and 2001 periods:

	2002		2001

		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
Fixed Options	of Shares	Price	of Shares	Price

Balance at beginning of
period	232,500	$1.53	1,017,500	$0.71
Granted	-	-	15,000	2.00
Exercised	-	-	-	-
Expired	-	-	(800,000)	0.50

Outstanding and
exercisable at end of
Period	232,500	$1.53	232,500	$1.53

Weighted-average fair
value of options granted
during the period		$-		$-

During the 2001 fiscal year, the Company granted stock options to purchase 15,000 shares, exercisable at a price of $2.00 per share to a director of the Company. As these stock options were not compensatory in nature, the calculation of compensation cost under APB 25 and SFAS 123 do not apply.

During the 2001 fiscal year, options to purchase 200,000 shares and 600,000 shares at a price of $0.50 per share, held by Source Rock Holdings Limited and Reservoir Rock Holdings Limited, respectively, expired, as they were not exercised.

During the 2000 fiscal year, the Company granted stock options to purchase a total of 217,500 shares exercisable at a price of $1.50 per share. The weighted average fair value of the options granted was estimated at the date of grant or amendment using a Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rate of 6.23%; volatility factors of the expected market price of the Company’s common stock of 1.49; option lives of 5 years; and no expected dividends.

Additionally, stock options to purchase 800,000 shares at a price of $0.50 until July 31, 2000 were amended to establish a new expiry date of December 31, 2000. No stock options were granted during the 1999 fiscal year thus no weighted-average fair value has been assigned.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements

For the Periods Ended July 31, 2002 and 2001

NOTE 8 - COMMON STOCK (continued)

The following is a summary of the Company’s net loss and basic and diluted loss per share as reported and pro forma as if the fair value based method of accounting defined in SFAS 123 had been applied for the 10 month periods ending July 31, 2002 and 2001:

	2002		2001

	As	Pro	As	Pro
	Reported	Forma	Reported	Forma

Net loss for the period	$(117,448)	$(106,358)	$(861,094)	$(830,848)

Basic and diluted
Loss per share	$(0.01)	$(0.01)	$(0.04)	$(0.04)

The following stock options are outstanding at July 31, 2002:

Number	Price	Expiry
of Shares	per Share	Date

217,500	$1.50	June 20, 2005
15,000	$2.00	October 31, 2005

232,500

Refer to Note 6

NOTE 9 - LOSS PER SHARE

Statement of Financial Accounting Standards No. 128: Earnings per Share (“SFAS 128”) replaces the presentation of primary earnings per share (“EPS”) with a presentation of both basic and diluted EPS for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully-diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

Stock options outstanding are not included in the computation of diluted loss per share as such inclusion would be antidilutive due to net losses incurred for the ten month periods ended July 31, 2002 and 2001. A reconciliation of the numerators and denominators of the basic and diluted loss per share calculations are as follows:

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements

For the Periods Ended July 31, 2002 and 2001

NOTE 9 - LOSS PER SHARE (continued)

	2002	2001

Numerator, net loss for the period	$(117,448)	$(861,094)

Denominator:
Weighted-average number of shares
Outstanding	19,600,000	19,600,000

Basic and diluted loss per share	$(0.01)	$(0.04)

NOTE 10 - INCOME TAXES

Statement of Financial Accounting Standards No. 109: Accounting for Income Taxes (“SFAS 109”) requires that deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. The adoption of SFAS 109 had no material effect on the Company’s financial statements. Pursuant to SFAS 109, the potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years. The components of the net deferred tax asset, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are as follows:

	July 31,	September 30,
	2002	2000

Net operating loss carryforwards	$(700,558)	$(535,171)

Deferred tax asset	$238,200	$181,958
Valuation allowance	(238,200)	(181,958)

Net deferred tax asset	$-	$-

A valuation allowance has been established, and accordingly, no benefit has been recognized for the Company’s deferred tax assets. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company’s current history of net losses and the expected near-term future losses. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

The Company’s subsidiary in New Zealand has tax losses of NZ$3,817,048 to offset future years taxable income in New Zealand. The realization of these tax loss benefits is dependent on generating sufficient taxable income and satisfying shareholder continuity requirements in accordance with New Zealand tax law.

The Company’s net operating loss carryforward expires at various dates from the year 2007 to 2022.

AMG OIL LTD. (Formerly Trans New Zealand Oil Company)
(A Development Stage Enterprise)
Notes to the Consolidated Financial Statements

For the Periods Ended July 31, 2002 and 2001

NOTE 11 - COMPARATIVE FIGURES

Certain comparative figures have been restated to conform to the presentation of the current period.

NOTE 12 - SUBSEQUENT EVENTS

On August 22, 2002, and further to the initial relinquishment of one-half of PEP 38256 in August of 2000, the Company and the other participants of PEP 38256 were required to relinquish a further one half of the remaining area of PEP 38256. At the time of relinquishment, the Minister of Energy in New Zealand granted a certificate of extension to the permit duration of the remaining permit area, extending the permit expiry date to August 25, 2007. In addition the participants submitted and received acceptance from the Minister of Energy in New Zealand relating to terms of a new work program for PEP 38256.

PEP 38256 now requires the participants to complete a work program that includes the following:

(i) Prior to February 25, 2004, reprocess 30 kilometers of existing seismic data, construct an offset stack data set from the reprocessed data and investigate the utility of seismic inversion techniques to define the presence of reservoir lithologies and pore fluids, acquire a magnetotelluric profile across the Rakaia Trough and calibrate resultant profile to nearby wells which have intersected basement, investigate the resistivity anomaly observed in the Ealing-1 well by obtaining fluid inclusion fluorescence data from cutting samples and integrate the data detailed previously into the existing geophysical and geological dataset and complete a prospect review; and

(ii) Submit an ongoing suitable work program for the remainder of the permit term or surrender the permit.

The Company’s share of expected costs relating to the work to be completed prior to February 25, 2004 is estimated to be $100,000.

PART III

ITEM 1.      INDEX TO EXHIBITS

The following exhibits required by Item 601 of Regulation S-B are filed herewith:

Exhibit
Number		Description

3.1	(1)	Articles of Incorporation, as filed February 20, 1997
3.2	(1)	Bylaws
3.3	(1)	Articles of Amendment to the Articles of Incorporation, as filed on July 27, 1998
10.9	(7)	Deed of Assignment and Assumption for PEP 38256, dated May 2001
16	(6)	Change of Accountants Letter
99.1	(1)	PEP 38256 Option Agreement dated June 25, 1998
99.2	(1)	Amending Agreement #1, Amendment #2 and Amendment Agreement #3 to PEP
		38256 Option Agreement dated December 3, 1998, October 26, 1999 and
		February 23, 2000.
99.3	(1)	PEP 38256 Joint Operating Agreement
99.4	(1)	AMG Oil Ltd. 2000 Stock Option Plan
99.5	(2)	Amended Permit Terms to PEP 38256
99.6	(3)	Farmout Agreement with Orion Exploration Limited
99.7	(4)	Farmout Agreement with Magellan Petroleum Australia Ltd.
99.8	(5)	Farmout Agreement with Durum Cons. Energy Ltd.
99.9	(8)	Change of permit – PEP 38256
99.9.1		Map – PEP 38256

(1)	Previously filed as an exhibit to Form 10-SB, filed on March 24, 2000
(2)	Previously filed as an exhibit to Form 8-K, filed on October 18, 2000.
(3)	Previously filed as an exhibit to Form 8-K, filed on October 24, 2000.
(4)	Previously filed as an exhibit to Form 8-K filed on November 7, 2000.
(5)	Previously filed as an exhibit to Form 8-K filed on December 5, 2000.
(6)	Previously filed as an exhibit to Form 10K-SB, filed on December 22, 2000.
(7)	Previously filed as an exhibit to Form 8-K, filed on December 19, 2001.
(8)	Previously filed as an exhibit to Form 8-K, filed on September 26, 2002

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AMG OIL LTD.
(Registrant)

Date: September 30, 2002	By:	“Cameron Fink”

Cameron Fink, President

Exhibit 99.9.1

Leads
Retained Area post 08/25/02
Relinquished Area post 08/25/02
Rakaia Trough
Hillside
Kowai
Starvation Hill
Arcadia-1
Burnt Hill
Eyrewell
Christchurch
Hororata
Bankside
Mayfield
South Chertsey
Salmon
PACIFIC
OCEAN
Ealing-1
0
10
20 Miles
N
W
E
S